 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 24, 2011

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

PETROBRAS ARGENTINA S.A.

Consolidated Financial Statements and Summary of Events

as of March 31, 2011

#

Consolidated Financial Statements and Summary of Events

as of March 31, 2011

Summary of Events

Macroeconomic overview

Analysis of consolidated result of operations

Summarized balance sheet and income statement structure

Statistical data

Progress regarding Compliance with (IFRS) Implementation Plan

Listed Price of the Company’s Shares

Outlook

Consolidated Statements

Consolidated Statements of Income

Consolidated Balance Sheets

               Statements of Changes in Shareholders’ Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Other consolidated information

Independent Accountants’ Review Report

Macroeconomic Overview – 2011 first quarter

International Context

In the first quarter of 2011 the world economy experienced a moderate growth, with marked contrasts among the main regions. China and the rest of the Southeast Asian countries continued to show high growth rates like Latin America, while the United States and Europe exhibited modest growth. The activity level in Japan, in turn, was adversely affected by a strong earthquake and subsequent tsunami that in addition to direct consequences caused the leakage of radioactive material from the reactors of several nuclear plants in the affected region. Several countries showed incipient signs of an acceleration of inflation, with the increase in the price for energy and agricultural commodities standing out. Within this context, the price of gold reached new record highs and the US dollar tended to weaken against the major benchmark currencies, with a Federal Reserve maintaining its expansive monetary policy based on low rates and a European Central Bank which, in contrast, has already announced a slight increase in its benchmark rate.

Oil

The first quarter of 2011 was an expansive period for oil prices which exceeded again US$100 per barrel. Thus, the reference crude oil, West Texas Intermediate (WTI), reached an average of US$93.9 per barrel, approximately 19% higher compared to the same period of 2010. The upward price dynamics, in a context of global economic expansion, was mainly attributable to the political crisis in the Middle East countries, which in the case of Libya ended up affecting oil and gas deliveries. Brent oil (United Kingdom) discount to WTI reversed and instead the premium of Brent over WTI averaged US$11 per barrel in the period under review, which circumstance was reflected in the increase in the value of the rest of the world’s exportable crude oils and in the price for refined products, even those related to the Atlantic basin.

Global demand increased 1.91 million barrels per day (2.2% compared to the same period of 2010). The pace of the rise for the quarter, generalized except for Japan (affected by major climate events), achieved a balance between developed and developing countries, with the rise in demand in North America, China and the Middle East standing out.

Supply, in turn, climbed 1.79 million barrels per day (3.1%). The OPEC countries were responsible for approximately 60% of this increase, with the quota policy remaining unaltered. Saudi Arabia acted as supplier of last resort due to lower production from Libya and Angola. Non-OPEC countries were responsible for the remaining 40% rise in supply, especially North America, former URSS countries and Latin America, in contrast with the chronic decline of the North Sea and the meager performance of the remaining non-OPEC countries.

Argentina

During the first quarter of 2011, the Argentine economy continued its high expansion pace, with the most dynamic sectors being the industry, financial intermediation and trade. The use of installed capacity by industry remained high.

The increase in the activity level boosted a significant rise in imports, which had a negative impact on the trade balance for the quarter in spite of good export performance. Within this context, the level of international reserves of the Argentine Central Bank  remained stable at around US$52 billion and the exchange rate rose by 2% in the quarter to P$4.05 per dollar at the end of the period. Country risk, in turn, remained at a level similar to the previous quarter at an average of 520 basis points in the quarter under review.

In line with the economic growth, fuel demand showed a significant improvement (+10% for gasoline and +3% for diesel oil), while both oil production and oil volumes processed at the country’s refineries dropped about 4%.

Gas demand also showed a growing trend (+8% in the first two-month period) in contrast to a declining domestic production (-3% in the same period). Gas domestic supply continued to be supplemented by imports from Bolivia and LNG (liquefied natural gas) shipments to Argentine ports.

Electric power demand, in turn, increased 4% in 2011 first quarter. In March power demand set a new record high of 20,913 MWh.

Analysis of the Consolidated Results of Operations

In accordance with the procedures set forth in Technical Resolution (“TR”) No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), the Company consolidates line by line its financial statements with those of the companies over which it exercises direct or indirect control and joint control. Joint control exists where all shareholders or shareholders representing a voting majority have resolved, on the basis of written agreements, to share control over defining and establishing the company’s operating and financial policies. As of March 31, 2011 and 2010, Petrobras Argentina exercises joint control over Distrilec Inversora S.A. (“Distrilec”) and Compañía de Inversiones de Energía S.A. (“CIESA”).

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of such subsidiaries, reflecting separately the minority interest. The related party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the affiliate under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the affiliate’s assets, liabilities, income (loss) and cash flows. The related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the Company.

In order to evaluate business performance, our Management analyzes our results and financial condition separately from the results and financial condition of CIESA and Distrilec, affiliates under joint control with third parties. Accordingly, and in line with the Management’s view, the discussion below is presented on the basis of our consolidated financial data without proportionally consolidating CIESA or Distrilec, and, therefore, is not directly comparable to the corresponding financial data reported in our financial statements.

Some amounts and percentages in this analysis are rounded and the totals in some tables may therefore not precisely equal the sums of the numbers presented.

The table below shows the Company’s results of operations for the three-month periods ended March 31, 2011 and 2010, under the professional accounting standards and, for comparative purposes, the pro forma results that exclude the effects of proportional consolidation of CIESA and Distrilec. To such effect, the results of CIESA and Distrilec (both of which are presented under proportional consolidation) are shown under Equity in Earnings of Affiliates.

(in million of Argentine pesos)

Net income: Net income for 2011 quarter was P$653 million compared to P$180 million in 2010 quarter.

Net sales: Net sales rose P$539 million to P$3,391 million from P$2,852 million in 2010 quarter, mainly due to increases of P$353 million, P$195 million and P$55 million in the Refining and Distribution, Petrochemicals and Gas and Energy business segments, respectively.

Gross profit: Gross profit was similar in both periods and totaled P$806 million in 2011 quarter and P$817 million in 2010 quarter, with an improvement in the Gas and Energy and Petrochemicals segments which allowed to offset lower gross profit in the Oil and Gas Exploration and Production and Refining and Distribution business segments.

Administrative and selling expenses: Administrative and selling expenses increased P$69 million to P$408 million in the period under review from P$339 million in 2010 quarter, mainly due to higher expenses and taxes associated with increased sales in the Refining and Distribution and Petrochemicals business segments.

Exploration expenses: See “Oil and Gas Exploration and Production”.

Other operating expense, net: Loss recorded in other operating expense, net decreased P$34 million to P$19 million in 2011 quarter from P$53 million in 2010 quarter. This decline was mainly driven by the Oil and Gas Exploration and Production business segment.

Operating income: Operating income decreased P$83 million to P$334 million in 2011 quarter from P$417 million in 2010 quarter, mainly in the Oil and Gas Exploration and Production and Refining and Distribution business segments, partially offset by an improvement in the Gas and Energy business segment.

Equity in earnings of affiliates: Equity in earnings of affiliates accounted for gains of P$12 million and P$29 million in 2011 and 2010 quarters, respectively. The lower gain for the period under review is mainly attributable to variation in equity in earnings of Distrilec, which accounted for a P$16 million loss in the period under review while no significant results were recorded in 2010 quarter.

Financial income (expense) and holding gains (losses): Financial income (expense) and holding gains (losses) accounted for P$69 million and P$72 million losses in 2011 and 2010 quarters, respectively. Net interest expense on liabilities decreased P$17 million, as a result of a lower indebtedness level, partially offset by higher financial expenses relating to the current value of certain loans in the quarter under review.

Other income (expense), net: Other income (expense), net improved P$686 million, accounting for a gain of P$513 million in the period under review compared to a loss of P$173 million in 2010 quarter. The above mentioned improvement is mainly attributable to income from the sale of equity interest in Innova, which accounted for a gain of P$723 million in 2011 quarter.

Income tax: Income tax charge totaled P$135 million in 2011 quarter and P$16 million in 2010 quarter, as a consequence of improved results for the period under review.

Analysis of Operating Results

Oil and Gas Exploration and Production

Operating income: Operating income for the Oil and Gas Exploration and Production business segment decreased P$83 million to P$170 million from P$253 million in 2010 quarter.

Operating income for this business segment is broken down as follows:

(in million of Argentine pesos)

Net sales: Net sales for this business segment decreased P$59 million to P$892 million in 2011 quarter from P$951 million in 2010 quarter.

Crude oil sales decreased 4.9% to P$681 million from P$716 million, as a consequence of lower sales volumes, partially offset by an improvement in average sales prices. The decline in sales volumes mainly derives from the natural decline of mature fields in Argentina, partially offset by an increase in production volumes attributable to workover works during 2010. The above mentioned improvement in sales prices basically derives from the partial recovery in domestic prices in Argentina and, to a lesser extent, the increase in international reference prices.

Gas sales decreased 10.1% to P$196 million in 2011 quarter from P$218 million in 2010 quarter, basically as a consequence of an 11.2% decline in sales volumes mainly attributable to the natural decline of mature fields in Argentina.

Gross profit: Gross profit for this business segment decreased P$89 million to P$284 million in 2011 quarter from P$373 million. This decline is mainly attributable to divestment of operations in Ecuador, which accounted for a P$43 million gross profit in 2010 quarter. In addition, gross profit was adversely affected by the above mentioned lower sales volumes of oil equivalent and the rise in the lifting cost.

Administrative and selling expenses: Administrative and selling expenses totaled P$47 million in 2011 quarter and P$45 million in 2010 quarter.

Exploration expenses: Exploration expenses totaled P$45 million and P$8 million in 2011 and 2010 quarters, respectively. Expenses for 2011 quarter were mainly attributable to the elimination of exploration wells and onshore geological and geophysical expenses in Argentina.

Other operating expense, net: Other operating expense, net accounted for P$22 million and P$67 million losses in 2011 and 2010 quarters, respectively. Higher expenses for 2010 quarter are mainly attributable to costs associated with the unused transportation capacity under the contract with Oleoducto de Crudos Pesados S.A., which accounted for a loss of P$29 million in 2010 quarter.

Refining and Distribution

Operating income: Operating income for the Refining and Distribution business segment totaled P$60 million and P$114 million in 2011 and 2010 quarters, respectively.

Operating income for this business segment is broken down as follows:

(in million of Argentine pesos)

Net sales: Net sales of refined products increased P$353 million to P$1,948 million in 2011 quarter from P$1,595 million in 2010 quarter, mainly due to the partial recovery in sales prices for diesel oil and gasoline in the domestic market, the rise in international reference prices in the case of products in line with those reference prices and the increase in sales volumes, mainly fuel oil, IFOs and gasoline.

Crude oil volumes processed at refineries dropped 7.1% to 56 thousand barrels/day in 2011 quarter from 60.2 thousand barrels/day in 2010 first quarter.

Crude oil sales to third parties increased P$19 million, or 61%, to P$50 million in 2011 quarter from P$31 million in 2010 quarter, due to the combined effect of higher sales volumes and improved average sales prices, in line with international reference prices.

Diesel oil domestic sales were similar in both quarters, totaling 0.4 million cubic meters.

Gasoline sales volumes increased 6% to 211 thousand cubic meters in 2011 quarter from 199 thousand cubic meters in 2010 quarter, in line with domestic consumption growth.

Fuel oil, IFOs and asphalt sales volumes increased 4.8% to 206 thousand cubic meters from 197 thousand cubic meters in 2010 quarter, as a consequence of an increased fuel oil domestic demand to supply power plants and higher IFO sales to supply vessels.

Sales volumes of other oil related products totaled 121 thousand cubic meters in 2011 quarter and 183 thousand cubic meters in 2010 quarter.

Gross profit: Gross profit totaled P$186 million and P$226 million in 2011 and 2010 quarters, respectively. Gross margin declined to 9.5% from 14.2%, due to the increase in costs for the purchase of crude oil and other products and the impossibility to fully pass through higher costs to sales prices. In addition, higher costs derived from diesel oil and gasoline imports to compensate for production shortfalls had a negative impact in the quarter under review.

Administrative and selling expenses: Administrative and selling expenses increased to P$128 million from P$119 million in 2010 quarter, mainly due to the rise in expenses and taxes as a result of increased sales and higher freight rates.

Petrochemicals

Operating income: Operating income for the Petrochemicals business segment increased P$8 million to P$94 million in 2011 quarter from P$86 million.

Operating income for this business segment is broken down as follows:

(in million of Argentine pesos)

Net sales: Net sales increased P$195 million to P$1,007 million in 2011 quarter from P$812 million in 2010 quarter (net of eliminations in the amount of P$24 million and P$33 million in 2011 and 2010 quarters, respectively, for styrenics operations between Argentina and Innova), mainly due to a general improvement in sales prices in line with international reference prices and an increase in styrenics sales volumes in Brasil. These effects were partially offset by lower styrenics sales volumes in Argentina and discontinuance of the fertilizer business in 2010 first quarter, which accounted for sales revenues of P$23 million in 2010 quarter.

Styrenics sales in Argentina were similar in both quarters and totaled P$332 million in 2011 quarter and P$336 million in 2010 quarter. The 25% improvement in average sales prices offset a 20% decline in sales volumes, as a consequence of labor strikes which affected production and deliveries in the quarter under review and reduced exports to Chile and Brasil.

Styrenics sales in Brasil increased P$213 million to P$699 million in 2011 quarter from P$486 million, due to the combined effect of a 23% improvement in sales prices, in line with international reference prices, and a 17% rise in sales volumes to 81.1 thousand tons in the quarter under review, in line with the growth in demand in the Brazilian market.

Gross profit: Gross profit increased P$38 million to P$203 million in 2011 quarter from P$165 million in 2010 quarter, mainly due to the above mentioned improvement in styrenics sales in Brasil, partially offset by a gross margin drop in Argentina, mainly attributable to reduced sales volumes. In both quarters the average sales gross margin was about 20%.

Administrative and selling expenses: Administrative and selling expenses increased to P$130 million in 2011 quarter from P$102 million in 2010 quarter, mainly as a consequence of the rise in expenses and taxes associated with higher styrenics sales in Brasil.

Other operating income, net: Other operating income, net accounted for gains of P$21 million and P$23 million in 2011 and 2010 quarters, respectively, primarily attributable to income from Fundopem, in Brasil.

Gas and Energy

Operating income: Operating income for the Gas and Energy business segment increased P$50 million to P$149 million in 2011 quarter from P$99 million.

Operating income for this business segment is broken down as follows:

(in million of Argentine pesos)

- Electricity Generation

Operating income: Operating income for the electricity generation business increased P$47 million to P$111 million in 2011 quarter from P$64 million.

Net sales: Net sales for electricity generation increased P$110 million to P$350 million in 2011 quarter from P$240 million in 2010 quarter, mainly due to an improvement in average sales prices, both under contracts and in the spot market, in the latter case mainly in payments for operation, maintenance and power.

Net sales attributable to Genelba Power Plant increased P$43 million to P$211 million from P$168 million. The rise in sales is attributable to a 24.4% improvement in the average sales price to P$155.3 per MWh in 2011 quarter from P$124.8 per MWh in 2010 quarter, partially offset by a 7.7% decline in sales volumes as a consequence of shutdowns for scheduled maintenance works performed in 2011 quarter. Sales volumes totaled 1,243 GWh and 1,346 GWh in 2011 and 2010 quarters, respectively.

Net sales attributable to Genelba Plus Power Plant increased P$69 million to P$114 million from P$45 million, due to the combined effect of increased sales volumes and improved sales prices, which prices were higher than average market prices as it is additional energy directed to supply large users within the framework of Energía Plus Program. Sales volumes rose 70.6% to 331 GWh in 2011 quarter from 194 GWh in 2010 quarter, due to increased demand for thermal generation in the period under review.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex totaled P$25 million in 2011 quarter and P$27 million in 2010 quarter. Reduced sales in 2011 quarter are mainly attributable to a 7% decline in energy sales to 185 GWh in 2011 quarter compared to 199 GWh in 2010 quarter, as a consequence of the lower water supply in the Comahue basin. Average sales price was similar in both quarters, at approximately P$135 per MWh.

Gross profit: Gross profit for the electricity generation business increased P$62 million to P$116 million in 2011 quarter from P$54 million in 2010 quarter, basically due to the above mentioned improvement in average sales prices. Gross margin on sales rose to 33.1% from 22.5%.

- Hydrocarbon Marketing and Transportation

Operating income: Operating income for the Hydrocarbon Marketing and Transportation business segment was similar in both quarters, accounting for gains of P$20 million and P$22 million in 2011 and 2010 quarters, respectively.

Net sales: Sales revenues decreased P$17 million to P$306 million in 2011 quarter from P$323 million, mainly as a consequence of a drop in gas sales revenues and, to a lesser extent, a decline in liquid fuel sales revenues.

Gas sales revenues decreased P$12 million to P$199 million in 2011 quarter from P$211 million, mainly due to a 3.7% decline in average sales prices as a result of the discontinuance of gas sales to residential users at subsidized prices and a greater contribution to the trust fund to subsidize the so-called “garrafa social” program. Sales volumes totaled 285 million cubic feet per day in 2011 quarter and 290 million cubic feet per day in 2010 quarter.

Liquid fuel sales revenues decreased P$6 million to P$101 million from P$107 million, mainly due to an 11.1% decline in sales volumes, partially offset by a 6.3% improvement in average sales prices as a result of the recovery in international prices.

Gross profit: Gross profit totaled P$23 million in 2011 quarter and P$30 million in 2010 quarter.

 Summarized Balance Sheet and Income Statement Structure

The balance sheet information shown below as of March 31, 2007 and the income statement and statement of cash flows information for the three-month period then ended do not reflect the effects of the merger of Petrobras Energía Participaciones S.A into the Company.

See our report: May 10, 2011 SIBILLE Prof. Assoc. Reg. CPCECABA V. 2 F. 6 Graciela C. Laso Partner CPA (UBA) CPCECABA V. 194 F. 215

Statistical Data

For the three-month period ended				
	03/31/2011	03/31/2010	03/31/2009	03/31/2008	03/31/2007
Crude oil sales (thousands of barrels)					
Argentina	3,192	3,667	3,376	3,406	4,374
Peru	-	-	767	770	1,112
Bolivia	40	44	54	55	121
Ecuador	-	235	297	486	1,260
Total	3,232	3,946	4,494	4,717	6,867
Natural gas sales (thousands of cubic feets)					
Argentina	23,391	26,206	29,029	25,812	24,318
Peru	-	-	512	584	803
Bolivia	928	1,194	1,331	1,590	3,288
Total	24,319	27,400	30,872	27,986	28,409
Petrochemicals sales (tons)					
Fertilizers	-	19,722	51,245	40,807	68,210
SBR	13,000	11,927	9,580	12,400	13,170
Styrene	59,016	59,139	44,273	55,208	50,942
Polystyrene	49,763	47,442	38,369	39,528	44,009
	121,779	138,230	143,467	147,943	176,331
Refining products sales (m3)					
Gasoline	210,649	198,761	189,166	238,331	217,544
Gas Oil	393,695	422,635	470,998	468,006	467,696
Fuel Oil / IFOs / Asphalts	206,502	197,072	192,941	131,191	238,522
Other derivered products	121,263	136,767	175,582	221,409	227,337
	932,109	955,235	1,028,687	1,058,937	1,151,099
Electricity generation (gwh)					
Energy produced	1,420	1,443	1,409	1,421	1,412
Contracted sales	598	684	588	600	631
Spot sales	1,161	1,055	1,005	950	915
Total sales	1,759	1,739	1,593	1,550	1,546

Progress regarding compliance with implementation plan of the International Financial Reporting Standards (“IFRS”)

On December 30, 2009, the CNV (Argentine Securities Commission) issued General Resolution No. 562/09 providing for the application of Technical Resolution No. 26 of the FACPCE which adopts, for certain entities admitted to the public offering regime under Law No. 17,811, whether by reason of their capital stock or their corporate bonds, or of their having requested authorization to be admitted to the above referenced regime, the international financial reporting standards issued by the International Accounting Standards Board (IASB). The Company will be bound to apply such standards as from fiscal year beginning January 1, 2012.

On April 13, 2010, the Company’s Board of Directors approved the specific implementation plan for adoption of such accounting standards.

In compliance with the requirements of General Resolution No. 562/09, as amended, and after monitoring the specific implementation plan in connection with the IFRS, the Board did not become aware of circumstances requiring changes to the before mentioned plan or indicating deviation from the established goals and dates.

Pursuant to Resolution No. 562/09 issued by the CNV, as supplemented, the Company’s financial statements for fiscal years starting as from January 1, 2012 shall be prepared in accordance with Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences providing for the adoption of the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), as amended.

Accordingly, the first complete and interim financial statements prepared by the Company according to the IFRS will be those for fiscal year ended December 31, 2012 and the three-month period ended March 31, 2012, respectively.

As of the date of these financial statements, and according to the specific implementation plan, the Company is analyzing the effects of adopting the IFRS.

Listed Price of the Company’s Shares

Outlook

In 2011 the Company maintains its investment plans, aiming at consolidating business profitability, by optimizing the use of working capital, securing funding sources and managing its operations in an increasingly efficient manner.

In the Oil and Gas Exploration and Production business segment, our challenge is to consolidate our exploration asset portfolio for the purpose of increasing current reserve and production levels. To such effect, we will make investments in developing new projects and move forward on existing projects. Additionally, we will continue developing studies on Argentine offshore areas and implementing projects for the exploitation of non-conventional reservoirs, tight gas and shale gas, by using innovative technology in the country.

In the Refining and Distribution business segment, we will focus on consolidating the profitability gained in operations, keeping the Petrobras brand as a synonym for service, quality and technology.

In the Petrochemicals business segment, on the basis of the investments made, we will focus on consolidating and securing our position in the Styrenics market.

In the Gas and Energy business segment, we will continue working to secure self-supply of gas and at the same time develop profitable marketing alternatives.

The Company’s strategy relies on an adequate financial balance where cash from operations will allow us to meet our obligations and carry on our investments projects.

Our performance during the first quarter and that projected for the rest of 2011, give evidence of and strengthen our commitment to Argentina. This translates into a business management that offers quality goods and services and provides adequate profitability for the Company and its shareholders, in addition to contributing to the growth and development of the community where the Company operates.

Carlos Alberto da Costa

Chief Executive Officer

PETROBRAS ARGENTINA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Stated in millions of Argentine pesos)

PETROBRAS ARGENTINA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010

(Stated in millions of Argentine pesos)

PETROBRAS ARGENTINA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

 (Stated in millions of Argentine pesos)

See Note 4.16. The change in the period 2011 is net of the effects of the sale of Innova in the amount  of 134 (Note 8.4)

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ARGENTINA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Stated in millions of Argentine pesos)

2011	2010
Cash provided by (used in) operations:			
Net income		653	180
Reconciliation to net cash provided by (used in) operating activities:			
Minority interest		13	23
Equity in earnings of affiliates		(25)	(23)
Financial income and holding gains, net		22	73
Depreciation of property, plant and equipment		330	323
Abandoned and non-productive well write-downs		25	-
Disposal of property, plant and equipment		7	-
Impairment of assets held for sale in Argentina	(Note 15.5)	-	209
Gain from the sale of the fertilizer business	(Note 15.5)	-	(34)
Gain from the sale of Innova S.A. (Note 8.4)	(Note 15.5)	(723)	-
Devalorization for operations in Ecuador	(Note 15.5)	209	-
Income tax		146	40
Income tax paid		(34)	(9)
Accrued interest		90	116
Other		(12)	(6)
Changes in assets and liabilities:			
Trade receivables		(258)	(28)
Other receivables		(37)	49
Inventories		(311)	12
Other assets		-	(10)
Accounts payable		180	(54)
Payroll and social security taxes		(42)	(28)
Taxes payable		(90)	(49)
Other liabilities		(53)	44
Dividends collected	(Note 7.1.3)	18	44
Interest paid		(39)	(98)
Net cash provided by operations		69	774
Cash provided by (used in) investing activities:			
Acquisition of property, plant and equipment, interests in companies and oil and gas areas		(498)	(281)
Sale of property, plant and equipment, interests in companies and oil and gas areas		(74)	304
Net variation in investments other than cash and cash equivalents		9	(7)
Net cash (used in) provided by investing activities		(563)	16
Cash provided by (used in) financing activities:			
Net increase (decrease) in short term debt		31	(232)
Payment of debt with original long-term maturity		(212)	-
Cash dividends paid		(5)	-
Net cash used in financing activities		(186)	(232)
Effect of exchange rate change on cash		33	14
(Decrease) increase in cash		(647)	572
Cash and cash equivalents at the beginning of the year	(a)	2,865	1,552
Cash and cash equivalents at the end of the period	(a) (Note 15.6)	2,218	2,124

(a) Cash and cash equivalents include highly liquid temporary cash investments with original maturities of three-months or less and those with higher terms and prepayment clauses

PETROBRAS ARGENTINA S.A.

SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts stated in millions of Argentine pesos)

Business of the Company

  The Company operations

Petrobras Argentina S.A. (hereinafter “Petrobras Argentina” or “the Company”) is an integrated energy company, focused on oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and distribution of hydrocarbons. It has businesses in Argentina, Bolivia, Brasil (Note 8.4), Ecuador, Venezuela and  México.

  Corporate reorganization of Petrobras Energía and Petrobras Energía Participaciones S.A.

On September 2, 2008, the Boards of Directors of Petrobras Energía S.A. (“Petrobras Energía”) and of PEPSA approved the preliminary merger agreement that the companies had been negotiating. Under the terms of the preliminary merger agreement, PEPSA merged into Petrobras Energía, by way of absorption by Petrobras Energía of PEPSA. The reorganization was effective on January 1, 2009. According to the terms of the Preliminary Merger Agreement, as from the effective reorganization date and until the registration of the Definitive Merger Agreement with the Public Registry of Commerce and the dissolution without liquidation of PEPSA, Petrobras Energía’s Board of Directors took over the administration of PEPSA’s assets and liabilities, replacing those in charge of management until then.

The Special Shareholders´ Meetings of Petrobras Energía and PEPSA held on January 30, 2009 approved the merger of both companies. The merger agreement was approved on April 14, 2009. This reorganization was authorized through the Resolution No. 16,131 of the CNV and with its corresponding registration to the IGJ.

As a result of this corporate reorganization, each shareholder of PEPSA received 0.359015136 Class B book-entry common shares of Petrobras Energía for each Class B book-entry common share of PEPSA.

Following this exchange, Petrobras Energía’s capital stock increased by P$765,435,847, through the issuance of the same number of Class B book-entry common shares, which were fully admitted to the public offering regime in Argentina and delivered to PEPSA’s shareholders in exchange for their shares in this company. Once the capital increase was effective, the 765,435,847 Class B book-entry common shares of Petrobras Energía representing PEPSA’s main asset holding was cancelled, respecting the principle of equality among shareholders.

Petrobras Energía took all necessary steps to apply for listing the shares constituting its capital stock on the New York Stock Exchange, as American Depositary Shares, in the same conditions to which PEPSA’s shares were subject.

The Company has recorded the effects of the corporate reorganization under the pooling of interests method described in Technical Resolution No.18 of the FACPCE.

According to such method, the assets, liabilities and shareholders’ equity of the combining entities are recorded in the combined entity according to the accounting measurements they had in the combining entities at the effective date of the merger.

Also, according to such method, the financial statements for the year in which the merger occurred and those for previous years shown on a comparative basis must reflect the assets, liabilities and results of the combined entity as if the pooling of interests had occurred at the beginning of the earliest fiscal year presented.

Basis of presentation

Petrobras Argentina’s consolidated financial statements have been prepared in accordance with the regulations of the CNV and, except for the matters described in Note 3, with Generally Accepted Accounting Principles in Argentina, as approved by the CPCECABA, applicable to consolidated financial statements (“Argentine GAAP”).

The accompanying consolidated financial statements have been translated into English from those issued in Spanish in accordance with the CNV regulations. They have also been reformatted in a manner different from the presentation in Spanish, but in all other respects follow accounting principles that conform with the CNV regulations.

Certain accounting principles applied by the Company do not conform with U.S. GAAP. The differences between the accounting practices applied by the Company and U.S. GAAP have not been quantified. Accordingly, these consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with U.S. GAAP.

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ.

Basis of consolidation

In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE, Petrobras Argentina has consolidated line by line its financial statements with those of the companies in which it exercises control or joint control.  Joint control exists where all the shareholders, or only the shareholders owning a majority of the votes, have resolved, on the basis of written agreements, to share the power to define and establish a company’s operating and financial policies. As of March 31, 2011 and December 31, 2010 under the joint control of Petrobras Argentina are Distrilec and CIESA.

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of such subsidiaries, reflecting separately the minority interest. The related party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the affiliate under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the affiliate’s assets, liabilities, income (loss) and cash flows. The related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the Company.

The information contained in the consolidated financial statements from the proportional consolidation of companies over which the Company exercises joint control are disclosed in Note 21.8.

The information about the entities in which the Company exercises control, joint control and significant influence are disclosed in Note 21.6).

 Foreign currency translation

The Company applies the method established by the Technical Resolution No. 18 of the FACPCE for the translation of financial statements of foreign operations.

In the opinion of the Company’s Management, the transactions carried out abroad have been classified as “not integrated”; as such transactions are not considered to be an extension of the Company’s transactions.

Upon applying the translation method, the foreign transactions are first remeasured into US dollars (functional currency for such transactions), as follows:

Assets and liabilities stated at current value are converted at the closing exchange rate.

Assets and liabilities measured at historical values and the income (loss) accounts are converted at historical exchange rates.

Remeasurement results are recognized in the statements of income as “Financial income (expenses) and holding gains (losses)”.

After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

Assets and liabilities are translated by using the closing exchange rate.

Income (loss) is translated at the historical exchange rates.

The effect arising from the translation of the financial statements of foreign operations is disclosed in the Shareholders’ equity as “Deferred income”.

Exchange gains and losses arising from the Company’s liabilities in foreign currency assumed to hedge the Company’s net investments in foreign entities are also recorded in the “Deferred income” account (Note 4.16).

  Consideration of the effects of inflation

The Company presents its consolidated financial statements in constant currency following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.

Under such method, the consolidated financial statements recognize the effects of the changes in the purchasing power of the Argentine peso through August 31, 1995.  Starting September 1, 1995, under CNV General
Resolution No. 272, the Company interrupted the use of this method and maintained the restatements made through such date.  This method has been accepted by professional accounting standards through December 31, 2001.

On March 6, 2002, the CPCECABA approved Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended after March 31, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the Argentine peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in Argentine pesos as of December 2001.  Through General Resolution No. 415 dated July 25, 2002, the CNV requires that the information related to the financial statements that are to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.

The restatement method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences, which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos.

On March 25, 2003, the PEN issued Decree No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency.  Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003.  This method was not in accordance with professional accounting standards effective in the City of Buenos Aires, which through
Resolution No. 287/03 of the CPCECABA, discontinued the application of the restatement method starting October 1, 2003. This difference in criteria does not significantly affect the Company’s financial position.

Accounting for the operations of oil and gas exploration and production joint ventures and foreign branches

The oil and gas exploration and production joint ventures have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures' assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements.

Foreign branches have been fully consolidated.

Financial statements used

The financial statements of the subsidiaries and companies under joint control as of March 31, 2011 and 2010 and December 31, 2010 or the best available accounting information at such dates were used for consolidation purposes and adapted to an equal period of time in respect to the financial statements of the Company. Additionally, the adjustments to adapt the valuation methods to those applied by the Company have been also considered.

. New accounting standards

On December 30, 2009, the CNV issued General Resolution No. 562/09 providing for the application of Technical Resolution No.26 of the FACPCE which mandates, for certain entities admitted to the public offering regime under Law No. 17,811, of their capital stock or their corporate bonds, among others, the International Financial Reporting Standards issued by the IASB. The Company should apply such standards as from the fiscal year beginning on January 1, 2012. On April 13, 2010 the Company’s Management approved an implementation plan for the adoption of such accounting standards.

Accounting standards

These consolidated financial statements have been prepared in accordance with the applicable CNV regulations. The CNV regulations differ from Argentine GAAP as follows:

 The date of discontinuance of the application of inflation accounting provided for in FACPCE Technical Resolution No. 6, as described in Note 2.3).

The possibility of capitalizing the financial costs of financing with the Company’s own capital may not be applied.

The alternative treatment prescribed in the professional accounting standards in connection with the capitalization of financial costs attributable to certain assets is considered mandatory.

Valuation methods

The main valuation methods used in the preparation of these consolidated financial statements are as follows:

. Accounts denominated in foreign currency

At the prevailing exchange rates at each balance sheet date.

The summary of accounts denominated in foreign currency is presented in Note 21.3).

Trade receivables and accounts payable

Trade receivables and accounts payable have been recognized at cost plus accrued financial components, net of collections or payments, respectively. The principal amount is equal to the cash price, if available, or the nominal price less implicit interest calculated at the prevailing interest rate on the date of the original transaction.

Trade receivables include both outstanding billed services and services rendered but not yet billed.

The total amount of receivables, if applicable, is net of an allowance for doubtful accounts. In providing such allowance, the Company evaluates different factors, including the customers’ credit risk, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.

. Inventories

Crude oil stock: at reproduction cost.

Raw materials and materials: of high-turnover, at replacement cost; of low-turnover, at the latest purchase price, restated according to Note 2.3).

Work in progress and finished products relating to refining, distribution, petrochemical and gas and energy businesses: at replacement or reproduction cost, as applicable, applied proportionally to the degree of completion of the related good in the case of work in progress.

Advances to suppliers: based on the amounts of money delivered.

The carrying amount of these assets does not exceed their recoverable value.

Investments

Certificates of deposit and loans granted to affiliates: at nominal value plus accrued interest, according to the specific clauses of each transaction. The carrying amount of these assets does not exceed their recoverable value.

Investments in mutual funds: at market value at each balance sheet date.

Shares — Participation in affiliates in which the Company exercises significant influence: at the equity method calculated using the affiliates’ financial statements as of March 31, 2011 and 2010 and December 31, 2010, respectively, or the best available financial information, adapted to an equal period of time.

For the determination of the Company’s equity investments in affiliates, consideration has been given to the adjustments to adapt the valuation methods, elimination of reciprocal investments, intercompany profits and losses and the difference between acquisition cost and book value of affiliates at the time of the acquisition.

Investments are stated at recoverable value if such value is exceeded by using the equity method.

Interest in affiliates in which the Company does not exercise control, joint control or significant influence: at acquisition cost restated according to Note 2.3).

Financial receivables and payables

Financial receivables and payables have been valued according to the amounts rendered and received, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time, net of collections or payments.

. Other receivables and payables

Other receivables and payables have been valued on the basis of the best estimate of the amount to be collected or paid, respectively, discounted, when applicable, using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities, which are stated at nominal value.

Other assets

Other current assets as of March 31, 2011 and December 31, 2010 include property, plant and equipment related to the sale of the San Lorenzo’s refinery and other assets of the refining and distribution business, which are classified as assets held for sale (See Note 8.3) and, consequently, valued at their NRV.

. Property, plant and equipment

General principles

Property, plant and equipment, except as indicated below, have been valued at acquisition cost restated according to Note 2.3, less accumulated depreciation. Any expenditure subsequent to the original recognition of the asset is added as a component of the asset only when the expenditure improves its condition and it is probable that future economic benefits, in excess of the originally assessed ones, will flow to the enterprise or when the expenditure relates to a major repair or overhaul of the asset made to allow the continued use of the asset provided (i) such expenditure is allocated to the replacement of the component parts of the asset, (ii) the useful life of such component parts has been calculated based on their own wear and tear or depletion and (iii) it is probable that future economic benefits will flow as a result of the expenditure.

The cost of work in progress, whose construction will extend over time, includes, if applicable, the computation of financial costs accrued on loans granted by third parties and the costs related to setting up the facilities, net of any income obtained from the sale of commercially valuable production during the process.

Property, plant and equipment related to foreign operations were converted into US dollars (functional currency) at their historical exchange rates, and they have been translated into Argentine pesos at the exchange rate effective at closing date in accordance with the method for translating foreign operations described in Note 2.2.

Oil and gas exploration and production activities

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities, in accordance with the SFAS No. 19, issued by the United States FASB, which was codified into FASB as ASC 932, “Extractive Activities – Oil and Gas”. This method involves the capitalization of:  (i) the cost of acquiring properties in oil and gas exploration and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of abandonment and restoration.

In accordance with SFAS No.19, exploration costs, excluding exploratory well costs, are expensed during the period in which they are incurred.  Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development.  If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In those cases, such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

Estimated future restoration and well abandonment costs in hydrocarbons areas, discounted at an estimated rate at the time of their initial measurement, are included in the cost of the assets and depreciated using the units of production method.  Additionally, a liability at the estimated value of the discounted amount payable is recognized.

 TGS

The cost of TGS‘s property, plant and equipment was determined based on the price paid for the acquisition of 70% of TGS’s common stock.  This price was the basis to determine a total value of common stock, to which was added the value of the debts assumed under the Transfer Agreement, in order to determine the initial value of property, plant and equipment.  Such value has been restated as explained in Note 2.3).

Depreciations

The Company depreciates productive wells, machinery and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost and its recoverability is periodically assessed on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

The Company’s remaining property, plant and equipment are depreciated by the straight-line method based on their existing concession terms and their estimated useful lives as the case may be.

 Recoverable value

The value of property, plant and equipment does not exceed its recoverable value. Company’s Management assesses the recoverability of property, plant and equipment items whenever there occur events or changes in circumstances (including significant decreases in the market value of assets, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) that could indicate that the value of an asset or of a group of assets might not be recoverable. The book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds such value.

From a regulatory standpoint, recoverable value is defined as the larger of net realizable value and the discounted value in use, defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual disposition of the assets. To such end, among other elements, the premises that represent the best estimation made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered.

In subsequent periods, the reversal of the impairment is analyzed if changes in the assumptions used to determine the asset recoverable value arise. In such a case, the book value of the asset or group of assets is raised to the smaller of: a) the book value that the asset or group of assets would have had if the impairment had never been recognized; and b) its recoverable value.

 Environmental costs

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in safety; (b) the risk of environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book value of such assets together with the additional cost do not exceed their respective recoverable value.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company’s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required.

The Company records the related liabilities based on its best estimation of future costs on a discounted basis, using currently available technology and applying current environmental regulations as well as the Company’s own internal environmental policies.

 Income tax and minimum presumed income tax

The Company estimates, income tax on an individual basis under the deferred tax method.

To book the deferred tax balance, the Company uses the liability method, which establishes the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting and tax measurement of assets and liabilities. Temporary differences determine tax assets and liabilities when their future reversal decreases or increases the taxes to be determined, without affecting the compensation of the respective amounts. The Company recognizes a deferred tax asset for an unused tax loss carryforward if, and only if, it is considered probable that there will be sufficient future taxable profit against which the tax loss could be used.

The deferred tax assets and liabilities have been valued at their nominal value.

Prevailing income tax rates at period end in Argentina, Venezuela, Brasil, Ecuador, Bolivia, Austria and España are 35%, 50%, 34%, 24%, 25%, 25% and 30%, respectively. In the case of Ecuador, applies an additional charge for labor participation, in which the applicable rate rises to 35.40%. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with 12.5% withholding income tax.

The minimum presumed income tax is supplementary to income tax, since while the latter is levied on the taxable income, the minimum presumed income tax is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the minimum presumed income tax exceed the calculated income tax in any given year, such excess may be applied to reduce any excess of income tax over the minimum presumed income tax in any of the ten succeeding years.

In the three-month periods ended March 31, 2011 and 2010, income tax expenses were higher than minimum presumed income tax. Therefore, the Company only recorded income tax expense

. Hydroelectric royalties

For the operation of Pichi Picún Leufú Hydroelectric Complex, the Company pays, since 2002, hydroelectric royalties of 1%, increasing at a rate of 1% per year up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a monthly license fee payable to the Federal Government for the use of the power source equivalent to 0.5% of the same basis used for the calculation of the hydroelectric royalty.

Withholdings on exports of hydrocarbons

The Public Emergency and Exchange System Reform Law No. 25,561 established the creation of a system of withholdings on exports of hydrocarbons for five years from March 1, 2002, which was subsequently extended for five years by Law No. 26,217. The effect of such withholdings is deducted from the respective selling prices.

Effective November 2007, Resolution No. 394/07 issued by the Ministry of the Economy and Production established a new method for calculating withholdings on exports of crude oil, and gave equivalent treatment to certain oil related products as that of crude oil. This amendment results in the application of a variable export withholding based on a formula that considers the international price of crude oil and a cut-off price by product. Under this method, when the international (quoted) price of crude oil exceeds US$ 60.90 per barrel, an increasing withholding rate is set for crude oil exports that results in a price cap of US$ 42 per barrel of standard-quality crude oil. When the international price of crude oil ranges between US$ 45 and US$ 60.90 per barrel, a 45% withholding rate is applied. When the international price of crude oil dips below US$ 45 per barrel, the regulations call for the authorities to determine a new applicable withholding rate within 90 days. The same rules apply to exports of refined products such as gasoline, fuel oil and lube oils, for which different cut-off and reference prices were defined.

In March 2008, the Ministry of Economy and Production issued Resolution No.127/08 which, in connection with natural gas, amended Resolution No. 534/2006, whereby a 45% withholding rate was established on the price of the gas imported from Bolivia, and imposed a 100% withholding on natural gas exports, considering for valuation purposes the highest price set for natural gas under the applicable agreements for natural gas imports into Argentina. In addition, pursuant to such resolution, the methodology for calculating withholdings on exports of crude oil was also applied to LPG.

Labor costs liabilities

Labor costs liabilities are accrued in the periods in which the employees provide the services that trigger the consideration.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Argentina.

For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables. The amount recognized as liability attributable to such benefits represents the addition of the present value of the obligation, net of any actuarial result not recognized and the present value of the assets of the plan, with which the obligations will be canceled.

. Contingencies

Contingencies relate to conditions that exist as of the date of the financial statements that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of its legal counsel and the remaining available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company’s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the loss can be estimated, a liability is accrued in the Reserves account, at current value at closing date, based on the best estimate of the expenditure required to settle the obligation. The Company evaluates whether there would be additional expenses directly associated to the ultimate resolution of each contingency, which are to be included in the reserve if they may be reasonably estimable. The company evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Movements of reserves are disclosed in Note 12.

 Basic/diluted earnings per share

Earnings per share for the three-month periods ended March 31, 2011 and 2010 were calculated on the basis of shares outstanding during each period, which amounts to 1,009,618,410 shares in those periods. Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.

. Shareholders – equity accounts

The equity accounts were restated according to Note 2.3), except for “Capital stock” that represents subscribed and paid-in capital. The adjustment arising from the restatement of the Capital stock is disclosed under the caption “Adjustment to capital stock”.

On December 31, 2009, the account Treasury Shares corresponds to 3,385,947 Company shares resulting from the exchange of 9,431,210 Class B shares of PEPSA held by the Company. Those shares were deducted from the shareholders’ equity at acquisition cost, with a cost and book value of 33.

During the third quarter of 2010 and in compliance with the terms and conditions in section 220 of the LSC, the Company sold these treasury shares under the preemptive right provisions set forth in Sections 221 and 194 of the LSC, and subsequently sold to Optimum Petrobras Trust the remaining 3,277,418 shares of the Company. (Note 16.3).

The “Deferred income” account comprises the changes in the accounting measurement of derivative financial instruments designated as cash flows hedges to the extent that they are effective hedges, and the gain (loss) resulting from the translation of foreign operations, net of the exchange differences from the Company’s liabilities denominated in foreign currency designated as hedge of the net foreign investment and its corresponding tax effect.

 Revenue recognition

Revenues from the sale of crude oil, natural gas, petrochemical and refined products are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

Revenues from oil and natural gas production in which the Company has a joint interest with other producers are recognized on the basis of the net working interest, regardless of actual assignation. Any imbalance between actual and contractual assignation will result in the recognition of an amount payable or receivable according to the actual share in production, whether above or below the production resulting from the Company’s contractual interest in the consortium. As of March 31, 2011 and December 31, 2010 gas imbalance liabilities were 5 and 5, respectively, attributable to 94 and 99 million cubic meters, respectively.

Revenues from electricity generation are accounted for under the accrual method, including energy and power actually delivered.

Revenues from natural gas transportation under firm agreements are recognized based on contracted capacity, regardless of the volumes carried. Revenues generated by interruptible gas transportation and by certain LNG production and transportation contracts are recognized at the time the natural gas and the liquids are delivered to the customers.  For other LNG production contracts and other services, revenues are recognized when the services are rendered.

Revenues from electric power distribution are recognized on the basis of the actual supply of the service, considering the billed portion resulting from periodic power measurements and an estimated amount accrued and not billed for the services supplied from the last measurement to period end. Services accrued and not billed as of period end are determined on the basis of the estimated daily power consumption for the days following the last measurement, based on users’ historical consumption, and adjusted by seasonality or other measurable factors that may have an impact on consumption.

 Changes in presentation criteria

For comparative purposes, all the necessary reclassifications were made in the consolidated financial statements of prior period or year in order to present them on a consistent basis. These reclassifications do not imply changes in the decisions based on them.

. Accounting for derivative financial instruments

Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement, net of any collected or paid advances.

Changes in the accounting measurement of derivative financial instruments designated as cash flows hedges, which have been designated as effective hedges, are recognized under “Deferred income” in “Shareholders´ equity”. Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized in the statement of income under “Financial income (expenses) and holding gains (losses)”.

A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent of the opposite changes of the hedged item. In this respect, the Company excludes the specific component attributable to the time-value of an option when measuring the effectiveness of instruments that qualify for hedge accounting.

Hedge accounting must cease upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; or (c) the projected transaction does not have a high likelihood of occurrence.  Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to “Deferred income” should remain there until the committed or projected transactions occurs in the case of (a) and (b), and are charged to the statement of income in the case of (c).

During the three-month periods ended March 31, 2011 and 2010, the transactions with derivative financial instruments did not imply the recognition of significant results during the periods then ended. At that dates, the Company did not maintain positions in derivative financial instruments.

Oil and gas areas and participation in joint ventures

 General considerations

As of March 31, 2011, the Company and its affiliates were part of the oil and gas consortiums, joint-ventures and areas indicated in Note 21.7). The aggregate joint ventures and consortium assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income utilizing the proportionate consolidation method, are disclosed in Note 21.8).

The Company is jointly and severally liable with the other participants for meeting the contractual obligations under these arrangements.

The production areas in Argentina are operated pursuant to concession production agreements with free crude oil availability.

According to Law No.17,319, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties.

Petrobras Argentina’s branch in Bolivia performs at its own risk and for its own account, in the name and on behalf of YPFB exploration and production activities within the Colpa Caranda area. Pursuant to the agreement, YPFB owns the hydrocarbons, pays royalties and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices, and applies the 80% of the surplus amount to pay, in the first place, the costs and depreciations associated to the development and operation of Petrobras Energia’s branch, being the rest shared between YPFB and the branch on the basis of an index calculated based on production volumes, depreciation rate, prices and taxes paid, among other items.

 Investment commitments

In Argentina, on account of its interest in the joint ventures in charge of the exploration of the areas Chirete, Río Colorado, Río Atuel, Borde del Limay, Los Vértices and Malvinas, as of March 31, 2011 the Company maintains investment commitments for approximately US$ 23 million, which mainly include the execution of seismic surveys and exploratory wells perforation.

 Operations in Ecuador

As from 2006 the Ecuadorian Government introduced sweeping tax and regulatory reforms in the hydrocarbon sector which resulted in significant changes to the terms and conditions set forth at the time of execution of the participation agreements.

Amendatory Agreements and Law amending the Hydrocarbon Law

On October 31, 2008, EcuadorTLC S.A., Teikoku Oil Ecuador and Petroecuador, among others,  executed the Amendatory Agreements regulating exploitation of Block 18 and Palo Azul until the parties negotiate migration to a new contract modality.

On July 26, 2010, amendment to the Hydrocarbon Law in force was approved by operation of law, which amendment provides for, among other things, as from the day after publication, the obligation to migrate to a new contract modality before November 24, 2010.

As a result of the negotiation process mentioned above, the Company decided not to accept the final proposal received from the Ecuadorian State to migrate to Service Agreements in Block 18 and Palo Azul Unified Field. Consequently, through Resolution dated November 25, 2010 the Hydrocarbon Secretary notified EcuadorTLC S.A. termination of said Participation Agreements and instructed Petroamazonas EP to start and develop the operational transition process.

Pursuant to Section 9 of the Amendatory Agreements, the Ecuadorian State must compensate contractors an amount equivalent to unamortized investments, with a term established for the Company and the Ecuadorian State to negotiate the settlement price for the agreements.

On March 18, 2011, the Hydrocarbon Secretary issued Official Notice No. 626 to inform the Company that it is analyzing and structuring a new regulatory framework to determine the settlement price for the agreements. On April 11, 2011, the Company filed an answer to the Official Notice and rejected the terms thereof claiming that they do not comply with the procedure to determine the settlement price established in the Amendatory Agreements by the parties concerned, which procedure may not be unilaterally modified. In this respect, the Company informed the Hydrocarbon Secretary that it will continue to apply the procedure provided for in the agreements.

Along these lines, and considering the uncertainties involved, the Company recognized an impairment charge of 209, shown in Other Income (Expense), net (Note 15.5), this recognition was not being deemed as a waiver of the Company’s right to receive the compensation provided for in the Amendatory Agreements.

As regards this transaction, as of March 31, 2011 the Company recognized Other non-current receivables of 417 and an impairment charge of 209 (Note 12).

As of the date of these financial statements, the Company is taken all necessary steps to receive from the Ecuadorian State payments of the compensation provided for in the above mentioned agreements.

Crude Oil Transportation Agreement with OCP

The Company entered into an agreement with OCP, whereby it has secured an oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003.

The type of transportation agreement is “Ship or Pay”. Therefore, the Company must comply with its contractual obligations for the aggregate committed capacity, regardless of the amount of crude oil actually transported, and pay, like the other producers, a rate that covers OCP operating costs and financial services, among others.

During the force of the Amendatory Agreements, transportation capacity costs invoiced by OCP were charged to expenses on a monthly basis. Costs related to the crude oil volume actually transported were charged to the “Administrative and selling expenses” line, while the portion related to the unused committed transportation capacity, was shown under “Other operating expenses - net” line. (Note 15.4).

The Company is entitled to sell transportation capacity through the OCP to mitigate the negative effect resulting from the excess capacity contracted. In this respect, the Company periodically negotiates the sale of committed transportation capacity. On December 31, 2008, the Company and Petroecuador entered into an agreement under which the Ecuadorian State undertook the commitment that transportation as from January 1, 2009 of its crude oil through the OCP will be charged to the transportation capacity committed under the agreement entered into between the Company and OCP, up to a maximum of 70,000 barrels per day. In addition, the Company sold transportation capacity of approximately 8,000 oil barrels per day for the July 2004-January 2012 period. As a result of non-compliance by purchaser by the end of 2009 first quarter, the Company made the pertinent claims. Finally, 40% of the net contractual commitment, resulting from the above mentioned, was assumed by Teikoku Oil Ecuador, as consideration for the assignment to the Company of a 40% interest in Block 18 and Palo Azul in October 2008.

In connection with the abovementioned commitments, as of March 31, 2011, the Company keeps a liability on the net transportation capacity committed under the agreement entered into with OCP, which was shown under “Other liabilities” line current and non current for 31 and 279, respectively.

In order to secure compliance with its financial commitments related to the “Ship or Pay” transportation agreement entered into with OCP and those related to OCP commercial obligations, the Company issued letters of credit. These letters of credit, due December 2018, will be released in the same proportion as the above commitments are settled. As of March 31, 2011, the Company issued letters of credit for a total amount of approximately US$85 million. As the letters of credit expire, the Company will be required to renew, replace them or otherwise, the amounts due must be paid in cash.

Credit risk

The Company provides credit lines in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electrical power generation companies, retail customers, natural gas distributors, large electrical power users and power distribution companies, among others.

As a result of the Company’s business and sales locations, the portfolio of receivables is well diversified, and, therefore, the Company’s Management considers the credit risk moderate based on such diversification. The Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

Investments, equity in earnings of affiliates and dividends collected

 Composition of items

The breakdown of current and non-current investments, the equity in earnings of affiliates and dividends collected, are as follows:

. Investments

 Corresponds to the capitalization of exchange differences in CIESA.

. Equity in earnings of affiliates

. Dividends collected

 Investment in companies in which joint control or significant influence is exercised and which are subject to transfer restrictions

 Distrilec:

Petrobras Argentina, through Petrobras Finance Bermudas and PEDASA, holds an indirect shareholding of 48.50% in Distrilec.

Distrilec is able to change its equity interest and sell its shares in Edesur only with the approval of ENRE.

In addition, over the entire term of the concession, the Class “A” shares in Edesur shall remain pledged to guarantee the compliance with the obligations undertaken in the Concession Agreement.  This pledge in no way limits the exercise of financial and voting rights associated with the Edesur’s shares.

CIESA:

Shareholders of CIESA, parent company of TGS, may not sell their Class “A” shares representing 51% of TGS¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

The Regular Shareholders´ Meetings of TGS  held on April 29, 2011 approved the distribution of cash dividends in the amount of 976, of which 540 shall be collected by CIESA.

Tariff situation of the public utility companies

General framework

The scenario after the enactment of the Public Emergency Law significantly changed the financial equation of the public utility companies, which were affected, among others, by the local currency devaluation, the pesification and the elimination of indexation clauses on rates.

The Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, along the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interest and access to services, (iv) the safety in the system involved, and (v) companies’ profitability.

On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended that the Ministry of the Economy and Production renegotiate the agreements executed with public utility companies. UNIREN was created in July 2003, which took over the work of the Renegotiation Commission and its aim is, among others, to provide assistance in the public works and services renegotiation process, to execute comprehensive or partial agreements, and to submit regulatory projects related to transitory rate adjustments.

In December 2009, the Law No. 26,563 was issued, which extended the public works and services renegotiation term to December 2011.

. TGS

After UNIREN had submitted to TGS several proposals for the tariff adjustment as provided for in the concession contract that TGS had deemed insufficient, in October 2008 TGS executed a provisional agreement with UNIREN, which provides for a 20 % tariff increase to be retroactively applied as from September 1, 2008 and for the application of the cash from such increase to an investment plan in the gas transportation system provided under the same agreement.

On December 3, 2009, the PEN issued Decree No. 1,918/09 ratifying the provisional agreement. As a result, TGS will invoice its clients the tariff increase once the ENARGAS has published the new tariff schedule and has defined the invoicing method of the retroactive increase. The above administrative formality, however, has not been completed and considering the excessive delay, in August 2010, TGS sent a letter to ENARGAS requesting authorization to publish the tariff schedule including the 20% provisional tariff increase and the method for collection of the retroactive increase and the application of an interest rate in accordance with the payment terms to be defined. ENARGAS answered TGS that it had forwarded the background information and the tariff project to the SCyCG, within the scope of the MPFIPyS, in compliance with Resolution No. 2.000/2.005 issued by the MPFIPyS.

On September 30, 2010, TGS filed an action for the protection of its constitutional rights (“acción de amparo”) under Section 43 of the National Constitution and Law No.16,986, against ENARGAS and SCyCG to seek implementation of the new tariff schedule. On November 8, 2010, notice was given to TGS of the judgment granting the requested action and thus ordering SCyCG to return to ENARGAS within two days the documents relating to the new tariff schedule applicable to TGS in compliance with Decree No. 1,918/09, and instructing ENARGAS to define the tariff schedule and the method for collection of the retroactive increase within two days following receipt of the referred documents. ENARGAS and the SCyCG appealed said judgment and as of the date of these financial statements, no decision has been rendered in such respect.

In addition, on November 16, 2010, UNIREN proposed TGS to move forward with the renegotiation of the License Agreement within the scope and according to the terms and conditions of the Public  Emergency Law, for which purpose suspension of the before mentioned action for the protection of constitutional rights was required. On November 18, 2010, TGS decided to authorize the suspension for a term of 20 business days automatically renewable at maturity (except if TGS’s Board of Directors decides not to renew the same before or at the end of each period) in order to move forward with the renegotiation of the License Agreement. On December 28, 2010, TGS sent a letter to ENARGAS and the MPFIPyS asking for execution of the writing requesting the suspension. As of the date of these financial statements, no favorable answer to the letter has been received.

On April 5, 2011, Panel II of the Federal Court of Appeals in Administrative matters set a 60 business day term for SCyCG to take action as provided under Resolution No. 2000/2005 and return the record to ENARGAS, and instructed ENARGAS to give its opinion as regards the adequacy of tariffs and the Provisional Tariff Schedule provided thereunder no later than 60 business days after receipt of the abovementioned record from SCyCG, upon verification of compliance with the requirements provided for in the provisional agreement dated October 9, 2008. TGS and ENARGAS filed an extraordinary appeal and the Court of Appeals is considering whether to allow the appeal.

Since more than one year has elapsed since publication of Decree No. 1.918/09 and given authorization of the suspension of the action for the protection of constitutional rights, this meaning a material change in the conditions determining the original recording of the tariff increase, TGS’s Management resolved to: (i) discontinue recording of revenues attributable to the tariff increase, and (ii) reverse the amount receivable previously accounted for in fiscal year ended December 31, 2009 and in the nine-month period ended September 30, 2010. TGS’s Management decision does not imply a waiver of the rights conferred by Decree No. 1.918/09.

This provisional agreement will be valid until the effective date of an agreement for the comprehensive renegotiation of the license to be entered into with the National Government.

In early October 2008, TGS received from UNIREN a proposal for a comprehensive renegotiation agreement (including the 20% initial tariff increase). As of the date of these financial statements, TGS is evaluating that proposal. As set forth in the provisional agreement, TGS should reach an agreement with UNIREN on the modalities, terms and dates for the execution of the comprehensive agreement before the expiration date of the Economic Emergency Law. If no agreement is reached, UNIREN will submit a report to the Executive Branch recommending the steps to be taken.

Edesur

Memorandum of Agreement between Edesur and the Argentine government

Edesur entered into with UNIREN the letter of understanding, in August 2005, the parties signed a memorandum of understanding that included, among other matters, the terms and conditions that, once the procedures established by regulations are fulfilled, would be the basis for amending the concession agreement. The document established through June 30, 2006, a RTI would be performed, which lead to a new rate system effective August 1, 2006, and for the following five years. Also, among others, it established a transition period for which the following was agreed, a transitional rate system as from November 1, 2005, with an increase in the average service rate not exceeding 15%, applicable to all rate categories, except for residential rates; and a mechanism to monitor costs, which allows for reviewing rate adjustments. Subsequently, Resolution No. 864/2008 issued by the Secretary of Energy approved the rate system through February 2009.

As a preliminary condition for the Executive Branch to ratify the Memorandum of Understanding, Edesur and its shareholders suspended all pending claims based on the measures taken as from the emergency situation established by Public Emergency Law in connection with the concession agreement.

The MOA was ratified by the Executive Branch on December 28, 2006. According to ENRE’s Resolution No. 50/2007 published in the Official Gazette on February 5, 2007, the values stated in Edesur’s Rate Schedule and resulting from the Interim Rate Schedule provided for in the MOA became effective as from February 1, 2007. As a consequence, a 23% increase was applied on the company’s own distribution costs (not affecting T1R1 and T1R2 residential rates), connection costs and the reconnection service charged by Edesur, and an additional average increase of 5% is also applied on such distribution costs for the execution of a work plan. In addition, ENRE authorized to apply to such costs, effective May 1, 2006, the 9.962% positive variation in the cost monitoring system indexes provided under the MOA.

Subsequently, Resolutions No. 1,838/2007 issued by the Secretary of Energy and No. 867/2007 of ENRE approved a 9.75% adjustment for the period from May 2006 to April 2007 under the cost monitoring method set forth in the Memorandum of Agreement applicable as from May 2007.

On July 31, 2008 ENRE issued Resolution No. 324/2008 in relation to the Interim Tariff Scheme, approving a new tariff schedule for Edesur applicable as from July 1, 2008, which imposes gradual increases between 10% and 30% on residential users with bimonthly consumption levels over 650 kilowatts as well as a 10% increase on commercial or industrial users. In addition, it provides for the application of the new tariff to the Program for the Rational Use of Energy and the partial recognition of the cost monitoring system for subsequent periods.

Additionally, pursuant to the Overall Tariff Review, on November 12, 2009 Edesur submitted to the ENRE its income requirements in compliance with ENRE’s Resolution No. 467/2008.

On August 18, 2009, considering the domestic electric power consumption level during the winter season and in order not to adversely affect their payment capability, the Secretary of Energy provided under Resolution No..652/09 new seasonal prices for the June 1, 2009 – September 30, 2009 period for residential users with bimonthly consumption over 1,000 kWh or monthly consumption over 500 kWh. As a result, the ENRE issued Resolution No. 433/09, dated August 19, 2009, approving the values stated in the new tariff schedule applicable to the before mentioned period which imply a subsidy from the National State to users involved of 100% of the tariff increase provided under ENRE Resolution No. 628/08 for June and July 2009 and of 70% of the tariff increase for August and September 2009.

Regulatory Agency Requirements

On October 8, 2010, ENRE (National Electricity Regulatory Agency) served notice to Edesur of  Resolution No. 525/2010 demanding Edesur to adjust the 2010 investment plan and submit an Operative Regularization Program to remove deficiencies in the supply of public services. Edesur submitted before  the ENRE a petition for reconsideration against said resolution rejecting the reasons and grounds thereof and ratified, however, the 2010 investment plan and the Operative Regularization Program. As of the date of these financial statements, the petition has not been answered.

Given the electricity supply interruptions occurred on December 22 – 29, 2010, the ENRE, through Resolution No. 01/2011 sent to Edesur on January 4, 2011, ordered the conduct of a comprehensive technical, legal, economic and financial audit, during a thirty day term, to assess compliance by Edesur with material obligations, the adequacy of and compliance with the committed investment plan, the investments made to meet the demand growth, the current conditions and level of maintenance of the facilities and equipment and if Edesur is qualified to adequately provide public electric power distribution services. The above mentioned comprehensive audit started January 5, 2011. As of the date of these financial statements, the audit is in progress and Edesur has answered all requests in order to prove adequate compliance with its obligations.

Investments in Mixed Companies in Venezuela

In April 2005, the MEP instructed PDVSA to review the thirty-two operating agreements signed by PDVSA affiliates with oil companies from 1992 through 1997. These instructions given by the MEP established that all the necessary measures should be taken by PDVSA to migrate all operating agreements effective at that time to mixed companies. In August 2006, the conversion operating agreements were signed, providing for that the equity interest of private partners in such mixed companies would be of 40%, with the remaining 60% to be held by the Venezuelan Government.

The companies Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. and Petrokariña S.A. (collectively referred to as “mixed companies”) were organized as a result of migration of the operating agreements governing production activities in Venezuela in the Oritupano Leona, La Concepción, Acema and Mata areas, respectively.

Mixed companies have to sell to PDVSA all liquid hydrocarbons and the associated natural gas (when so provided in the agreement), produced in the delimited area, according to a price formula associated with international benchmarks such as WTS and WTI.

As of March 31, 2011 and December 31, 2010 the carrying value of the Company’s direct and indirect interest in the mixed companies, net of impairment charges, is 2,550 and 2,518, respectively. The recoverability of the referred investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes and, particularly, to the resulting business plans. As of March 31, 2011 and December 31, 2010 the Company maintains allowances for impairment on these investments of  984 and 970, respectively (Note 12).

Upon the execution of the pertinent agreements in connection with the migration of the operating agreements, in August 2006, the Government of Venezuela recognized a divisible and transferable credit in favor of the private companies participating in the mixed companies in the amount of US$ 88.5 million for Petrobras Argentina’s equity interest, which does not accrue interest and could be applied to the payment of acquisition bonds to be used in any new mixed ownership project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since projects for the use of the credit recognized had not been materialized, the efforts to transfer such credit to third parties had not been successful, and other alternative uses of the credit was not  anticipated, in 2007 the Company recorded a reserve for the full amount of the credit. As of March 31, 2011 and December 31, 2010 the Company maintains allowances for impairment on this asset of 358 and 352, respectively (Note 12).

Discontinued operations and assets held for sale

Fertilizers

In November 2009, the Company approved the sale of the fertilizers business to Bunge Argentina S.A., whereby in January 2010, with the execution of the respective agreements, the tangible assets, trade brands, commercial network and personnel engaged in such business were transferred to the buyer.

Considering such situation, as of December 31, 2009, property, plant and equipment relating to the fertilizer business had been classified as “Assets held for Sale” and, consequently, measured at their net realizable value, which implied the recognition of a gain of 47.

Accordingly, in the three-month period ended March 31, 2010, the Company recognized a gain of 34 included in Other income (expenses), net (Note 15.5).

. Petrobras de Valores Internacional de España S.L.

In December 2007, Petrobras Argentina sold to Petrobras International Braspetro B.V. 40% of its equity interest in PVIE, a holding company whose main asset is the 99.79% through its interest in the capital stock of Petrobras Energía Perú S.A., is the Lote X production area.

The agreed upon price was US$ 423.3 million and also includes a contingent compensation in favor of the Company that reflects the market value of the “Kinteroni Prospect”, or, alternatively, the non-participation of the buyer and its respective compensation. Such compensation, to be defined by the parties, results from the gas and condensate discovery made at the “Kinteroni Prospect” in Lote 57 in January 2008.  The Company estimates to conclude the negotiation during the year 2011.

In April 2009 Petrobras Argentina sold its remaining 60% equity interest in PVIE to Petrobras Internacional – Braspetro B.V. in the amount of US$ 619.4 million.

As of March 31, 2011 the outstanding amount under the transaction amounted to US$93 million.

San Lorenzo Refinery and other assets related to the Refining and Distribution business

On May 4, 2010 the Company’s Board of Directors approved the terms and conditions of the agreement for the sale to Oil Combustibles S.A. of the San Lorenzo Refinery, the loading and unloading facilities and the associated fuel sales network, which assets were delivered to buyer on May 2, 2011.

The price of the transaction was US$102 million, including the above mentioned assets and inventories of oil and oil related products. The transaction is subject to approval by the Argentine Antitrust Authorities.

As of March 31, 2011 the related assets have been classified as “Assets held for sale” (see Note 4.7) and, consequently, measured at their net realizable value. Therefore, in the three-month period ended March 31, 2010, the Company recognized a loss of 209 included in Other income (expenses), net (Note 15.5).

. INNOVA

In March 2011, the Company, through its controlled company Petrobras Energía Internacional S.A., sold to Petróleo Brasileiro S.A. its equity interest in Innova S.A., this implying discontinuance of operations in Brasil. The price of the transaction was US$ 332 million and the Company recognized income before income tax of 723 included in Other income (expense), net (Note 15.5) and a reversal of Deferred Income of 134.

Relevant information

The table below shows the breakdown of consolidated statements of income and the most relevant information of the consolidated cash flows for the three-month periods ended March 31, 2011 and 2010, as required by the accounting standards regarding disclosure of discontinued operations:

 Transaction recorded to the sale of fertilizer business (Note 8.1)

Transaction recorded to the sale of fertilizer business (Note 8.1)

Financing

 Financial debt

The detail of the financial debt as of March 31, 2011 and December 31, 2010, is as follows:

 Detail of long-term debt

Long-term debt as of March 31, 2011 is  made up as follows:

Maturities of long-term debt as of March 31, 2011, are as follows:

Global Programs of nonconvertible bonds

Global program of US$ 2.5 billion:

As of March 31, 2011 under this program, which matured on May 4, 2008 the following classes of bonds remained outstanding:

-

Class N, for a face value of US$ 97 million, with principal amortized in two installments, the first – equivalent to 9.9099% of face value – settled on the same day of issuance, January 24, 2003, and the remaining due in June 2011, accruing interest at LIBOR for a period of six months plus 1%.

-

Class R, for a face value of US$ 200 million, maturing in October 2013, at a 9.375 % annual rate.

-

Class S, for a face value of US$ 300 million, maturing in May 2017, at a 5.875% annual rate. Class S bonds are supported by a Standby Purchase Agreement provided by Petróleo Brasileiro, pursuant to which, in the event of failure to pay principal, interest and any other amount owed by Petrobras Argentina in connection with Class S bonds, Petróleo Brasileiro shall purchase the rights of bondholders to receive payments.

The proceeds from the issuances of the bonds were used to refinance liabilities, increase working capital, make capital expenditures in Argentina or capital contributions to affiliates.

Debt from the issuances is disclosed net of the unaccrued portion of the issuance discounts and the incurred costs for such issuances.

Global program of US$ 1 billion:

The Annual Shareholders’ Meeting of Petrobras Argentina held on March 28, 2008 approved the creation of a global program for the issuance of bonds for an outstanding maximum principal amounting to US$ 1 billion or its equivalent in any other currency, maturing within a 5-year term, or the maximum term that may be established by any applicable regulation in the future, under terms and conditions identical to those of the global program of
US$ 2.5 billion. On August 7, 2008, the program was authorized by Resolution No. 15,947 of the CNV.

Cross default clauses

Outstanding bonds and financial debt include cross default clauses, whereby the Trustee, as instructed by the bondholders representing at least 25% of the related outstanding capital, in the case of outstanding bonds or the creditor financial, as appropriate, shall declare all the amounts owed due and payable, if any debt of Petrobras Argentina or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Argentina’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

As of the date of these consolidated financial statements, the Company has complied with all the terms and conditions related with its financial indebtedness.

.  Edesur indebtedness

Edesur maintains a global corporate bond program maturing on October 14, 2013, or the maximum term that may be allowed under any new regulations that might become applicable in the future, for up to a maximum principal amount outstanding at any time during the effectiveness of the program up to US$ 450 million or its equivalent in other currency.

As of December 31, 2010, only Class 7 is outstanding under such global program for a face value of 99, at an annual interest rate of 11.75%. Proceeds from the issuances have been applied to refinancing liabilities and improving working capital.

In addition, Edesur has signed loan agreements with banks. Some of Edesur’s loan agreements contain cross-default clauses, whereby lending banks may declare all owed amounts as due and payable in the event that any debt was not settled in due time, provided that such amounts due and payable exceeded those stipulated in the agreements.

Some of these agreements also contain cross-acceleration clauses, whereby lending banks may declare all owed amounts as due and payable in the event that Edesur was required to pre-pay any other debt stipulated in the agreements.

As of the date of these consolidated financial statements Edesur has complied with all the terms and conditions contained in the loan agreements.

 CIESA indebtedness

Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law (Note 7.3.1), CIESA did not pay at maturity, in April 2002, either the principal and the last interest installment, or the cap and collar of interest rate agreements. Consequently, CIESA’s indebtedness included in the Company’s consolidated financial statements pursuant to the proportional consolidation method, in the amount of US$ 296 millions, has been disclosed in the “Short-term debt” line.

In April 2004, Petrobras Argentina and EPCA, a subsidiary of Enron Corp., the only two shareholders of CIESA, celebrated a master settlement agreement in which they agreed to make certain share transfers in two successive steps to facilitate the restructuring of CIESA’s financial debt.

Initially, after the relevant regulatory authorities’ approvals, on August 29, 2005, EPCA transferred 40% of its shares in CIESA to a trust fund and, at the same time, Petrobras Argentina and its subsidiary, Petrobras Hispano Argentina S.A., transferred to EPCA Class B shares of TGS (representing 7.35% of TGS’s capital stock). The Company considered the book value of the shares transferred as part of the valuation of its interest in CIESA in non-current investments.

Subsequently, pursuant to the terms of the Financial Debt Restructuring Agreement entered into on September 1, 2005 by CIESA, Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., EPCA, ABN AMRO BANK N.V. Argentine Branch and all its financial creditors, CIESA refinanced the debt for an amount of about US$ 23 million at a 10-year term.

In addition, the Restructuring Agreement contemplated the terms of the Master Agreement which envisaged debt capitalization for a nominal amount of US$ 201.5 million plus accrued unpaid interest. The Restructuring Agreement was subject to approval by the ENARGAS and the CNDC.

While the Restructuring Agreement was awaiting approval by the governmental authorities, on January 9, 2009, Ashmore Energy Internacional Limited (now AEI), who then declared to be the sole holder of the Corporate Bonds (Obligaciones Negociables) issued by CIESA in 1997, announced its decision to terminate the Restructuring Agreement.

Under such circumstances, on January 28, 2009, CIESA brought an action before the Courts of the State of New York, United States of America, to petition that an order be issued to declare that any action initiated by AEI against CIESA in conection with th Corporate Bonds should not succeed because said bonds had become time-barred and, on a subsidiary basis, that strict performance of the Restructuring Agreement be ordered and that CIESA be paid damages for termination of the agreement by AEI without due notice.  The action brought by CIESA before the Courts of New York was initially dismissed on July 29, 2009, since a bankruptcy petition was pending before the Courts of the Republic of Argentina.

On February 4, 2009, AEI filed a bankruptcy petition against CIESA before the Courts of the Republic of Argentina for the amount of US$ 127 million, seeking recovery of an alleged claim relating to the Corporate Bonds. Such bankruptcy petition was rejected by the Court of Appeals in Commercial matters on October 9, 2009. AEI filed motions to invalidate the court decision and remove the intervening judges with cause, which motions were also dismissed on November 24 and December 28, 2009, respectively.

By virtue of the dismissal of the bankruptcy petition decided in the Republic of Argentina, on November 13, 2009 CIESA filed before the Courts of New York, a motion to renew and reargue, requesting: (i) to permit renewal and new arguments by CIESA against AEI´s motion to dismiss CIESA’s amended complaint and (ii) revocation of the judgment passed on July 29, 2009 admitting the motion to dismiss filed by AEI against the petition of CIESA. In April 12, 2010, CIESA was notified of the resolution issued by the Judge of New York, whereby the company’s petition was sustained and the court considered itself to be competent to deal with the request for declaring that the statute of limitation pertaining to the referred claim had expired as well as other issues raised. On August 9, 2010 AEI filed an appeal and on January 27, 2011 the Court of Appeals dismissed the appeal and upheld the lower court’s decision.

On May 13, 2010 notice was given to CIESA of a filing made by AEI rejecting the claims stated by CIESA in its complaint and demanding payment of the debt securities issued by the Company, which, in the opinion of AEI, CIESA must pay including interest accrued. On October 7, 2010 CIESA submitted an answer to the filing in defense of its interests. The judge’s decision is still pending.

During the first quarter of 2011 Pampa Energía S.A. informed that it acquired from AEI the corporate notes (“obligaciones negociables”) issued by CIESA, among other assets, for the purpose of implementing the Restructuring Agreement. In this respect, negotiations are underway between the Company and Pampa Energía S.A. and have not concluded yet as of the date of these financial statements.

CIESA is evaluating the course of action to undertake. CIESA’s financial statements were prepared using the going concern basis of accounting and therefore such financial statements do not include any adjustments or reclassifications that may derive from the resolution of the uncertainties related to the foregoing actions.

 TGS indebtedness

TGS maintains an outstanding global bond program, maturing on May 14, 2017. The CNV authorized it on January 18, 2007, up to US$ 650 million.

As of March 31, 2011, bonds under the global program, with a face value of US$ 374 million, bear interest at a fixed rate of 7.875% p.a. Principal will be repaid in four annual, equal and consecutives installments, as from May 14, 2014.

Pursuant to the financing agreements executed in connection with the debt restructuring, TGS is required to comply with certain covenants, which include, among others, restrictions on debt issuance, new investments, sale of assets, payment of technical assistance fees and dividend distributions. As of the date of these financial statements, TGS has complied with the above mentioned covenants.

Contributions to finance works in the energy sector in Argentina

.  FONINVEMEM AND 2008/2011 AGREEMENT:

Through Resolution No. 712/04, the Secretary of Energy created the FONINVEMEM I for the purpose of granting creditors and incentive to invest in the MEM for increasing the supply of electrical power generation in Argentina. In 2007, through Resolution S.E. No.564/07, the Secretary of Energy requested MEM agents to participate in FONINVEMEM II, with the purpose of complementing financing of
FONINVEMEM I.

In addition, in November 2010 the Secretary of Energy and MEM generators (among which the Company is included) entered into an agreement for the following purposes,  among others: (i) enable addition of new generation to meet the increase in demand for energy and power in the MEM; (ii) improve availability of existing generation equipment; (iii) determine a method to pay the credit balances recorded in the 2008/2011 period, and (iv) recognize an overall payment for generators entering into said Agreement.

FONINVEMEM

The financing of FONINVEMEM I and II was made through the contribution of 65% and 50% of the credit balances recorded in 2004-2006 and in 2007, respectively, resulting from the spread between the selling price of energy and the variable generation cost. The total contribution by all the private power generating companies in the wholesale electric market is estimated at US$ 530 million, of which Petrobras Argentina contributed US$ 55 million, US$ 39 million to FONINVEMEM I and US$ 16 to FONINVEMEN II.

On October 17, 2005 and under the terms of Resolution No. 1,193 issued by the Secretary of Energy, Petrobras Argentina and other MEM creditors formally announced their decision to participate in the construction, operation and maintenance of two power plants of at least 800 MW each. The construction cost of both plants was approximately US$ 1.3 billion and was partially funded with the net contributions made by the private power generating companies to FONINVEMEM I and II.

For the purposes of the purchase of equipment and the construction, operation and maintenance of the power plants, two trusts funds were created within the scope of CAMMESA. The procurement of the equipment, construction, operation and maintenance of each power plant will be undertaken by Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which will enter into a ten-year electricity supply agreement with CAMMESA for the 80% of the energy output, at a price that will allow to cover all costs as well as the reimbursements of the FONINVEMEM and the repayment of the debt used to finance the initial investment. The companies will be able to sale in the spot market 20% of the electricity output. Upon expiration of the supply agreement, the ownership of the assets held in trust will be transferred to the power generation companies proportionally to their contributions to finance the capital expenditure.

As of December 31, 2009, the gas turbines of both power plants were operating in open cycle mode, starting to operate in combined cycle as from the first quarter of 2010.

The Company recovers the amounts contributed to the FONINVEMEM I, converted to US$ and adjusted by Libo rate + 1% p.a., in 120 monthly installments starting March 2010, upon authorization of commercial operations of both power plants in the combined cycle mode mentioned above.

As of December 31, 2009 the funds contributed by the Company to FONINVEMEM II were fully recovered through investment in additional electricity generation projects under Resolution No. 564/2007 issued by the Secretary of Energy, whereby the Company built Genelba Plus, a 165 MW thermoelectric plant close to the existing Genelba Power Plant.

2008/2011 AGREEMENT

This Agreement will be implemented through new generation projects to be submitted by generators to the Secretary of Energy for selection and subsequent approval.

These projects will be funded through a new transition charge applied to demand and assignment of the National Government collection rights in connection with its share in Foninvemem I.

As regards payment to generators entering into the Agreement, certain methods will be established for them to maintain contribution margins, mainly as regards the power price, recognition of higher variable maintenance costs and other non-fuel costs and increases in the cost of natural gas for power plants.

Generators will be reimbursed the credit balances recorded in the 2008/2011 period, converted into US$ and adjusted at a rate of LIBO + 5%, in 120 monthly installments as from start of operations of the new projects.

As of the date of these financial statements, the Company is evaluating alternative projects that meet the terms and conditions of this Agreement.

.

 Fideicomiso Financiero de Obra Gasoducto Sur (Financial Trust for South Gas Pipeline)

In order to assist in financing the expansion of the transportation capacity  of the General San Martín Gas Pipeline, in the offshore leg across the Straits of Magellan, in the fourth quarter of 2009 Petrobras Argentina underwritten bonds issued by Fideicomiso Financiero de Obra Gasoducto Sur, for an amount in pesos equal to US$30 million.

Petrobras Argentina received in exchange Debt Securities denominated in Argentine pesos (“VRD Obra-4 Estrecho Definitivos”) that bear interest at a rate equivalent to the Reference Stabilization Coefficient plus an annual nominal rate of 8%. The principal will be amortized in 30 quarterly installments since April 25, 2011.

Current and deferred income tax

The Company’s income tax expense and deferred tax balances are comprised as follows:

285 and 274 are included in the non-current “Other receivables” line and 1,071 and 1,097 in the non-current “Taxes payable” line in March 31, 2011 and December 31, 2010, respectively.

 Management evaluates the recoverability of tax loss carryforwards and the remaining temporary differences taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the tax loss carryforwards, the future reversals of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis.

The change in 2011 includes a decrease of 9 resulting from the sale of Innova S.A.

The reconciliation of the income tax expense charged to the income statement and the one that would result from the application of the prevailing income tax rate of the 35% to the gain before taxes and the minority interest is as follow:

Tax losses carryforward may be used through the dates indicated below:

Contingencies, allowances and environmental matters

Movements of reserves for contingencies and allowances are as follows:

Account		Balances at the beginning of the year	Increase		Decrease		Balances at the end of the period
Deducted from assets:							
Current							
For doubtful accounts		75	1		(18)		58
For inventories' obsolescence	(Note 15.2)	-	1		-		1
		75	2	(1)	(18)	(7)	59
Non-current							
For doubtful accounts		41	-		-		41
For other receivables	(Note 15.1)						
- Deferred tax assests	(Note 11)	339	8	(2)	(58)	(8)	289
- Contractual credit in Ecuador	(Note 5.3)	-	209	(3)	-		209
- New proyects of the mixed companys credit of Venezuela		352	6	(4)	-		358
For impairment of investments	(Note 7.1.1)	970	14	(4)	-		984
		1,702	237		(58)		1,881
TOTAL		1,777	239		(76)		1,940
Included in liabilities:							
Current							
For contingencies:							
Labor and commercial contingencies		162	27	(5)	(43)		146
		162	27		(43)	(7)	146
Non-current							
For contingencies:							
Labor and commercial contingencies		167	6	(6)	-		173
		167	6		-		173
TOTAL		329	33		(43)		319

Recorded in “Financial income (expenses) and holding gains (losses)”

It includes 2 recorded in “Deferred income” and 6 recorded in “Income Tax” (Note 11)

Recorded in “Other  income (expenses), net” (Note 15.5)

Recorded in “Deferred income”

Recorded in “Cost of sales”.

Recorded in “Other operating expenses” (Note 15.4)

Used during the period

Sale of Innova S.A. (Note 8.4)

Environmental matters

The Company is subject to extensive environmental regulations in Argentina and in the other countries in which it operates. Petrobras Argentina’s management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced, including regulatory remediation commitments assumed. The Company has not incurred in any material pollution liabilities as a result of its operations to date. Petrobras Argentina undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Argentina’s business.

Other issues

The Company maintains interpretative differences with the AFIP, provincial tax authorities and foreign tax authorities about taxes applicable  oil and gas activity. Additionally, the Company maintains no significant lawsuits related to environmental issues. Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations.

Warranty bonds, sureties and guarantees granted

The warranty bonds, sureties and guarantees as of March 31, 2011 and December 31, 2010, which are not disclosed in the remaining notes, amount to 62 and 16, respectively.

Capital stock

As of March 31, 2011, the Company’s capital stock totaled 1,010, fully subscribed, issued, paid-in, registered and authorized for public trading (Note 1.2).

Changes in capital stock in the last three years:

Hoja1

	12/31/2010	12/31/2009	12/31/2008
Common stock - face value $	1	1	1

Class A: 5 votes per share	-	-	-
Class B: 1 vote per share	779	779	779
Common shares of 1 vote and face value of $1 per share	1.010	1.010	1.010

Other receivables, inventories, other liabilities, other operating expenses, other income (expenses), net and supplemental cash flow information

Tax benefits earned by Innova S.A. consisting in a partial reduction of certain taxes in accordance with an incentive program that the     Brazilian state of Rio Grande do Sul provides to companies located there.

Social benefits and other payroll benefits

.  Defined contribution plan

Supplementary pension plan

In November 2005, Petrobras Argentina’s Board of Directors approved the implementation of a defined voluntary contribution plan for the employees who fulfill certain conditions. Through this plan, Petrobras Argentina makes contributions to a trust fund in an equal amount to the contributions made by the employees adhered to the plan, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by Petrobras Argentina.

In the three-month periods ended March 31, 2011 and 2010, Petrobras Argentina recorded losses of 3 and 2, respectively, attributable to such benefit.

Defined benefit plan

Indemnity plan

This is a defined benefit plan for employees who fulfill certain conditions, and consists of granting, upon retirement, a one-month salary per year working at the Company, in conformity with a decreasing scale considering the years of effectiveness of the plan.

Compensatory fund

This is a defined benefit plan for employees of Petrobras Argentina who take part in the defined contribution plan effective at each opportunity, that joined the Company prior to May 31, 1995, and have reached a certain number of years of service. The benefit is based on the last computable salary and years of service of each employee included in the plan.

The plan is of a supplemental nature, so that the benefit received by the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order to that the aggregate benefit to each employee equals the one stipulated in this plan.

The plan calls for a contribution to a fund exclusively by Petrobras Argentina and without any contribution by the employees. The assets of the fund are contributed to a trust fund and invested in US dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. In addition, although there is no target asset allocation for the following years, funds are mainly invested in US government bonds, commercial papers rated A1 or P1, AAAm-rated mutual funds and time deposits in banks rated A+ or higher in the United States of America, in accordance with the Trust Agreement dated on March 27, 2002 entered with The Bank of New York, duly amended by the Permitted Investment Letter dated on September 14th, 2006. The Bank of New York Mellon is the trustee and Towers Watson is the managing agent. Should there be an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, Petrobras Argentina will be entitled to choice to use it, in which case it would have to notify the trustee thereof.

The expected return on the plan assets is calculated on the basis of the average return of comparable short-term investments, plus some adjustments if future return expectations need to be reflected.

As of March 31, 2011 and December 31, 2010 the most relevant actuarial information on the defined-benefits pension plans are as follows:

Pension plan financing – Optimum Petrobras Trust Fund

The Company, in its capacity as trustor, entered into a trust agreement with BNP Paribas Argentina Investment Partners S.A., in its capacity as trustee. The trust assets consist of shares of the Company which as of March 31, 2011 numbered 3,185,910 (Note 4.16).

The sole purpose of the trust is to make periodical contributions of shares and/or funds resulting from the sale of the shares in order for the Company to comply with the funding obligations under the Compensatory Fund and the Employees’ Supplementary Pension Plan.

Balances and transactions with related companies

Outstanding balances with related parties as of March 31, 2011 and 2010 are as follows:

This collection was realized on April 1, 2011.

Cancelled early on April 5, 2011.

Main transactions with affiliates for the three-month periods ended March 31, 2011 and 2010 are as follows:

Business segments and geographic consolidated information

The Company’s business is mainly concentrated in the energy sector, especially through its activities in exploration and production of oil and gas, refining and distribution, petrochemical and gas and energy. Accordingly, the identified business segments are as follows:

Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A., Petrolera Entre Lomas S.A., OCP and direct and indirect interest in the mixed companies in Venezuela .

Refining and Distribution, including the Company’s operations in  the refineries of Bahía Blanca and San Lorenzo (Note 8.3) and, its own gas station network, the Company’s equity interests in Refinería del Norte S.A. and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production business segment.

Petrochemicals, comprising the Company’s own styrenics operations developed in Argentina and Brasil (Note 8.4). During the year 2010, it includes operations of fertilizer business (Note 8.1).

Gas and Energy, comprising the Company’s operations of sale of the gas produced in Argentina and the liquefied petroleum gas brokerage and trading activities, its interest in TGS, the operations of electricity generation in the Genelba plant and in the Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur and Enecor S.A.

Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations and intercompany eliminations are disclosed together.

The applicable valuation methods to report business segment information are those described in Note 4 to these consolidated financial statements. The inter-segments transaction prices are made at market value.

The following information shows selected data for each of the business segments identified by the Company’s management:

The following information shows selected data about assets, net sales, operating income (loss) and equity in earnings of affiliates by geographic area.

Controlling Group

Petrobras Participaciones S.L. is the parent company of Petrobras Argentina, with an ownership interest of 67.2% (Note 1.2).

Petrobras Participaciones S.L. is a subsidiary by Petróleo Brasileiro, a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brasil and abroad.

Subsequent events

The Company’s General Regular Shareholders’ Meeting held on April 6, 2011 resolved to distribute cash dividends in the amount of 183, which were made available to shareholders as from April 29, 2011.

Except as indicated in the remaining notes, no other events have occurred subsequent to period end that may significantly affect the Company’s financial position as of March 31, 2011, or the results of its operations for the three-month period then ended.

Other consolidated information

The following tables present additional consolidated financial statements disclosures required under Argentine GAAP:

Property, plant and equipment.

 Cost of sales.

. Foreign currency assets and liabilities.

Detail of expenses.

Information about ownership in subsidiaries and affiliates.

Oil and gas areas and participation in joint-ventures.

. Combined joint-ventures and consortium assets, liabilities and statements of income.

Information about companies over which the Company exercises joint control.

Property, plant and equipment as of March 31, 2011

   (Stated in millions of Argentine Pesos)

. Cost of sales for the three-month periods ended March 31, 2011 and 2010

   (Stated in millions of Argentine Pesos)

2011					
		Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Eliminations	Total
Inventories at the beginning of the year		119	745	393	77	(154)	1,180
Currency traslation		-	-	7	-	-	7
Costs	(Note 21.4)	610	76	82	251	-	1,019
Holding (losses) gains		(8)	-	1	2	1	(4)
Purchases, consumptions and other		10	1,812	599	516	(988)	1,949
Inventories at the end of the period		(123)	(871)	(278)	(95)	161	(1,206)
Cost of sales		608	1,762	804	751	(980)	2,945

		2010					
		Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Eliminations	Total
Inventories at the beginning of the year		132	624	360	93	(116)	1,093
Currency traslation		-	-	3	-	-	3
Costs	(Note 21.4)	554	63	71	220	-	908
Holding (losses) gains		(4)	(9)	4	10	-	1
Purchases, consumptions and other		7	1,365	575	485	(983)	1,449
Inventories at the end of the period		(111)	(674)	(366)	(90)	149	(1,092)
Cost of sales		578	1,369	647	718	(950)	2,362

Foreign currency assets and liabilities as of March 31, 2011 and December 31, 2010

             (Stated in millions of Argentine Pesos)

Foreign currency and amount		Exchange rate	Book value in local currency
CURRENT ASSETS				
Cash	US$	74.1	4.05	300
	EU	0.7	5.70	4
				304
Investments	US$	389.9	4.05	**1,579**
Trade receivables	US$	95.8	4.05	388
	Bol	80.4	0.56	45
	EU	0.5	5.70	3
				436
Other receivables	US$	491.1	4.05	1,989
	Bol	8.9	0.56	5
	EU	0.5	5.70	3
				1,997
	TOTAL 2011			**4,316**
	TOTAL 2010			**4,852**
NON-CURRENT ASSETS				
Trade receivables	US$	1.2	4.05	5
	Bol	5.4	0.56	3
				8
Other receivables	US$	159.8	4.05	**647**
Investments	US$	36.5	4.05	**148**
	TOTAL 2011			**803**
	TOTAL 2010			**184**
TOTAL ASSETS		**2011**		**5,119**
		2010		**5,036**

	Foreign currency and amount		Exchange rate	Book value in local currency
CURRENT LIABILITIES				
Accounts payable	US$	120.0	4.05	486
	EU	1.2	5.70	7
				493
Short-term debt	US$	504.9	4.05	**2,045**
Payroll and social security taxes	US$	0.7	4.05	**3**
Taxes payable	US$	5.4	4.05	22
	Bol	26.8	0.56	15
				37
Other liabilities	US$	76.5	4.05	**310**
	TOTAL 2011			**2,888**
	TOTAL 2010			**2,391**
NON CURRENT LIABILITIES				
Accounts payable	US$	10.4	4.05	**42**
Long-term debt	US$	763.2	4.05	**3,091**
Other liabilities	US$	180.7	4.05	732
	Bol	42.9	0.56	24
				756
	TOTAL 2011			**3,889**
	TOTAL 2010			**4,667**
TOTAL LIABILITIES		**2011**		**6,777**
		2010		**7,058**

US$    Millions of United States Dollars

Bol     Millions of Bolivian Pesos

EU      Millions of Euros

Detail of expenses for the three-month periods ended March 31, 2011 and 2010

   (Stated in millions of Argentine Pesos)

. Information about ownership in subsidiaries and affiliates as of March 31, 2011

. Oil and gas areas and participation in joint-ventures as of March 31, 2011

NAME		LOCATION	WORKING INTEREST DIRECT	WORKING INTEREST INDIRECT	OPERADOR	DURATION THROUGH
Production						
Argentina						
25 de Mayo - Medanito S.E.		La Pampa and Rio Negro	100.00%	-	Petrobras Argentina	2016
Jagüel de los Machos		La Pampa and Rio Negro	100.00%	-	Petrobras Argentina	2015
Puesto Hernández		Mendoza y Neuquén	38.45%	-	Petrobras Argentina	2016
Bajada del Palo		Neuquén	3.85%	14.05%	Petrolera Entre Lomas	2025
Santa Cruz II		Santa Cruz	100.00%	-	Petrobras Argentina	2017 / 2028
Rio Neuquén		Neuquén and Rio Negro	100.00%	-	Petrobras Argentina	2017 / 2027
Entre Lomas		Neuquén and Rio Negro	3.85%	14.05%	Petrolera Entre Lomas	2016 / 2026
Aguada de la Arena		Neuquén	80.00%	-	Petrobras Argentina	2036
Veta Escondida y Rincón de Aranda		Neuquén	55.00%	-	Petrobras Argentina	2027
Santa Cruz I		Santa Cruz	71.00%	-	Petrobras Argentina	2017 / 2035
Sierra Chata		Neuquén	19.89%	25.67%	Petrobras Argentina	2023
El Mangrullo		Neuquén	100.00%	-	Petrobras Argentina	2025
Atuel Norte		Mendoza	33.33%	-	Tecpetrol	2015
La Tapera - Puesto Quiroga		Chubut	35.67%	-	Tecpetrol	2017
El Tordillo		Chubut	35.67%	-	Tecpetrol	2017
Aguaragüe		Salta	15.00%	-	Tecpetrol	2017 / 2023
Estancia Agua Fresca		Santa Cruz	50.00%	-	Petrobras Argentina	2034
Gobernador Ayala	(1)	Mendoza	22.51%	-	Petro Andina Resources Ltd	-
Agua Amarga		Rio Negro	3.85%	14.05%	Petrolera Entre Lomas	2013
Charco del Palenque		Rio Negro	3.85%	14.05%	Petrolera Entre Lomas	2038
Foreign						
Colpa - Caranda		Bolivia	100.00%	-	Petrobras Argentina	2029
Oritupano - Leona		Venezuela	-	22.00%	PDVSA	2025
Acema		Venezuela	-	31.36%	PDVSA	2025
La Concepción		Venezuela	-	36.00%	PDVSA	2025
Mata		Venezuela	-	34.49%	PDVSA	2025
Exploration						
Argentina						
Glencross		Santa Cruz	87.00%	-	Petrobras Argentina	2033
Puesto Oliverio	(1)	Santa Cruz	50.00%	-	Petrobras Argentina	-
Cerrito Oeste	(1)	Santa Cruz	50.00%	-	Petrobras Argentina	-
El Campamento	(1)	Santa Cruz	50.00%	-	Petrobras Argentina	-
Cerro Hamaca Norte	(1)	Mendoza	39.64%	-	Petro Andina Resources Ltd	-
Parva Negra	(1)	Neuquén	47.63%	52.37%	Petrobras Argentina	-
Cerro Manrique	(2)	Rio Negro	50.00%	-	Petrobras Argentina	-
Estancia Chiripá		Santa Cruz	87.00%	-	Petrobras Argentina	2033
Enarsa 1 (E1)		Plataforma Continental Argentina	25.00%	-	YPF	2020
Enarsa 3 (E3)		Plataforma Continental Argentina	35.00%	-	Petrobras Argentina	2020
Chirete		Salta	100.00%	-	Petrobras Argentina	2013
Hickmann	(3)	Salta	50.00%	-	Tecpetrol	-
Rio Colorado		Salta	30.00%	-	Tecpetrol	2013
Rio Atuel		Mendoza	33.33%	-	Tecpetrol	2015
Bloque CAA 40		Plataforma Continental Argentina	33.00%	-	YPF	2011
Bloque CAA 46		Plataforma Continental Argentina	33.00%	-	YPF	2011
Borde del Limay		Neuquén	85.00%	-	Petrobras Argentina	2013
Los Vértices		Neuquén	85.00%	-	Petrobras Argentina	2013

(1) The granting of the concession is in progress and the term will be 25 years from such granting.
(2) The granting of the exploration concession has not been yet obtained
(3) One finds in step the restitution of the permission of exploration.

Combined joint-ventures and consortium assets and liabilities and statements of income as of March 31, 2011 and December 31, 2010

   (Stated in millions of Argentine Pesos)

Information about companies over which the Company exercises joint control as of March 31, 2011 and 2010 and December 31, 2010

 (Stated in millions of Argentine Pesos)

	2011			2010		
	CIESA	Distrilec	Total	CIESA	Distrilec	Total
Current Assets	792	424	1,216	749	434	1,183
Non-current Assets	2,160	1,776	3,936	2,173	1,723	3,896
Current liabilities	942	954	1,896	943	900	1,843
Non-current liabilities	1,253	306	1,559	1,244	292	1,536
Shareholders' equity	160	545	705	157	561	718
Minority interest	597	395	992	578	404	982

STATEMENTS OF INCOME
FOR THE TREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

	2011			2010		
	CIESA	Distrilec	Total	CIESA	Distrilec	Total
Net sales	225	290	515	218	282	500
Gross profit	106	35	141	103	55	158
Net (loss) profit	3	(16)	(13)	6	-	6

STATEMENTS OF CASH FLOWS
FOR THE TREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

	2011			2010		
	CIESA	Distrilec	Total	CIESA	Distrilec	Total
Cash and cash equivalents at the beginning of the year	555	196	751	520	104	624
Net cash provided by operations	59	40	99	69	86	155
Net cash used in investing activities	(29)	(58)	(87)	(14)	(36)	(50)
Net cash provided by (used in) financing activities	-	24	24	(20)	-	(20)
Effect of exchange rate change on cash	-	1	1	-	1	1
Cash and cash equivalents at the end of the period	585	203	788	555	155	710

GLOSSARY:

AFIP	Administración Federal de Ingresos Públicos –Argentine Federal Public Revenues Administration
ASC	Accounting Standards Codification
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CIESA	Compañía de Inversiones de Energía S.A.
CNDC	Comisión Nacional de Defensa de la Competencia - Argentine Anti-Trust Authorities
CNV	Comisión Nacional de Valores - Argentine Securities Commission
CPCECABA	Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires - Professional Council in Economic Sciences of the City of Buenos Aires
Distrilec	Distrilec Inversora S.A.
Edesur	Empresa Distribuidora Sur S.A. (Edesur S.A.)
EEUU	Estados Unidos de Norteamérica - United States of America
ENARGAS	Ente Nacional Regulador del Gas - Argentine Gas Regulatory Agency
ENRE	Ente Nacional Regulador de la Electricidad - Federal Power Regulation Authority
EPCA	Enron Pipeline Company Argentina S.A.
FACPCE	Federación Argentina de Consejos Profesionales de Ciencias Económicas - Argentine Federation of Professional Councils in Economic Sciences
FASB	Financial Accounting Standard Board
FONINVEMEM	Fondo para las Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica - Fund for the Investments Required to Increase the Electric Power Supply in the Electric Wholesale Market
IASB	International Accounting Standards Board
IGJ	Inspección General de Justicia - Superintendency of Legal Entities
LNG	Liquid Natural Gas
LPG	Liquefied Petroleum Gas
LSC	Ley de Sociedades Comerciales - Business Associations Law
MEM	Wholesale Electricity Market
MEP	Ministerio de Energía y Petróleo de Venezuela - Venezuelan Energy and Oil Ministry
MOA	Memorandum of Agreement
MPFIPyS	Ministerio de Planificación Federal, Inversión Pública y Servicios - Federal Planning, Public Investment and Services Ministry
NRV	Net Realizable Value
OCP	Oleoducto de Crudos Pesados Ltd.
PDVSA	Petróleos de Venezuela S.A.
PEDASA	Petrobras Electricidad de Argentina S.A.
PEN	Poder Ejecutivo Nacional - Executive Branch of Government
PEPSA	Petrobras Energía Participaciones S.A.
Petróleo Brasileiro	Petróleo Brasileiro S.A. – PETROBRAS.
PVIE	Petrobras Valores Internacional de España S.L.
RTI	Revisión Tarifaria Integral - Complete Rate Review
SCyCG	Subsecretaría de Coordinación y Control de Gestión - Undersecretariat of Coordination and Control of Government Affairs
SFAS	Statement of Financial Accounting Standard
TGS	Transportadora de Gas del Sur S.A.
UNIREN	Unidad de Renegociación y Análisis de Contratos de Servicios Públicos - Public Service Agreement Renegotiation and Analysis Unit
U.S. GAAP	U.S. Generally Accepted Accounting Principles
WTI	West Texas Intermediate
WTS	West Texas Sour
YPFB	Yacimientos Petrolíferos Fiscales Bolivianos

.

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders, President and Directors of
Petrobras Argentina S.A.
Maipú 1, 22nd floor
Buenos Aires
Argentina

We have reviewed the accompanying consolidated balance sheet of Petrobras Argentina S.A. (“the Company” an Argentine Corporation) and its subsidiaries and jointly controlled entities as of March 31, 2011, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three-month period then ended, and notes 1 to 21. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the auditing standards in force in the Republic of Argentina applicable to a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures to the financial data and inquiring of the individuals responsible for their preparation. A review is substantially less in scope than an audit of financial statements, of which the objective is to express an opinion on the consolidated financial statements taken as a whole. Therefore, we do not express such an opinion.

The accompanying consolidated financial statements were translated into the English language from those issued in Spanish in conformity with the regulations of the National Securities Commission (“CNV”). They were also reformatted in a manner different from those presented in Spanish, but in all other respects follow accounting principles and reporting practices that conform to CNV regulations.

As further explained in note 2 to the consolidated financial statements, certain accounting practices applied by the Company that conform to the accounting standards set forth by the CNV do not conform to accounting principles generally accepted in the United States of America. The effects of these differences have not been quantified by the Company.

As described in notes 9.5 and 9.6 to the consolidated financial statements, Compañía de Inversiones de Energía S.A. (“CIESA”) and its subsidiary Transportadora de Gas del Sur S.A. (“TGS”) have been adversely affected by the Argentine Government’s adoption of several economic measures, including the redenomination into pesos of their rates, the renegotiation of the license and the devaluation of the peso. Also, the foregoing situation in connection with TGS gives rise to uncertainties with respect to the future development of the regulated business of this company and, therefore, to the future cash flows and results of operations of CIESA, which depend on income obtained from its investment in its subsidiary TGS. Additionally, CIESA maintains a legal dispute with its financial creditors in connection with debt obligations issued in 1997, the outcome of which dispute and its impact on the consolidated financial statements cannot be estimated at this date.

The financial statements of CIESA as of March 31, 2011, used by Petrobras Argentina S.A. to incorporate them by the proportional consolidation method in its consolidated financial statements, have been prepared by this company’s management considering that the entity would be able to continue operating as a going concern. Accordingly, these financial statements do not include the effects of potential adjustments and reclassifications, if any, that may be required if the situations described above are not successfully resolved. In addition, the resolution of the uncertainties referred to above may determine that CIESA’s assumptions underlying the projections relating to the determination of the recoverable value of its non current assets do not materialize in the future. The accompanying consolidated financial statements of Petrobras Argentina S.A. as of March 31, 2011 do not include any adjustments or reclassifications that may result from the resolution of these uncertainties.

The assets and net sales of CIESA, incorporated by the proportional consolidation method in the consolidated financial statements of Petrobras Argentina S.A., represent approximately 13% and 6% of the related total consolidated amounts as of March 31, 2011 and for the three-month period then ended.

The Company estimated the recoverable value as of March 31, 2011 of its direct and indirect investments in the mixed companies Petroritupano S.A., Petrowayú S.A., Petrokariña S.A. and Petroven-Bras S.A. (referred to in note 7.4 to the consolidated financial statements) on the basis of the best information available as of that date. However, the materialization of certain assumptions used by the Company to determine the recoverable value of these assets is contingent on future events and actions, some of which are beyond its control and might affect the carrying value of these assets.

On February 15, 2011, we issued an audit report in which we expressed an opinion on the consolidated financial statements of the Company for the year ended December 31, 2010, which are presented for comparative purposes. Our audit report contained, among others, a qualification related to a scope limitation because we were unable to obtain audited financial statements as of December 31, 2010 of the mixed companies referred to in paragraph 6 nor were we able to examine as of the date of our report other evidence supporting the carrying value of the Company’s investment or the Company’s equity in the earnings of such companies. This scope limitation still applied as of March 31, 2011 since we have been to the date of this report still unable to obtain evidence regarding the carrying value of such investments in the amount of AR$ 2,000,000,000, including dividends receivable presented under Other Creditors for AR$ 215,000,000 in the consolidated financial statements as of December 31, 2010 and March 31, 2011.

Our audit report dated February 15, 2011 also included qualifications regarding the effects of the adjustments, if any, that might have been determined to be necessary had the resolution of the following uncertainties been known: (i) the situations described in paragraph 5 for CIESA and TGS, and (ii) the materialization of certain assumptions used by the Company to determine the recoverable value of assets in Venezuela referred to in paragraph 6.

Additionally, on May 4, 2010, we issued a review report on the consolidated financial statements of the Company as of March 31, 2010 and for the three-month period then ended, presented for comparative purposes. Our review report included observations relating to the uncertainties as to: (a) the situations described in paragraph 5 with respect to CIESA and TGS, and (b) the materialization of certain assumptions used by the Company to determine the recoverable value of the assets in Venezuela referred to in paragraph 6.

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Based on our review, subject to the effects of the adjustments, if any, that might have been determined to be necessary had the resolution of the uncertainties mentioned in paragraphs 5 and 6 been known, and except for the potential adjustments, if any, that might have been determined to be necessary had we been able to examine evidence regarding carrying value of the investments in the mixed companies in Venezuela as indicated in paragraph 7, we have not become aware of any other significant modification to be made to the financial statements of Petrobras Argentina S.A. referred to in paragraph 1 for them to be presented in accordance with the professional accounting principles in force in the City of Buenos Aires, Republic of Argentina.

Buenos Aires (Argentina), May 10, 2011

SIBILLE

Graciela C. Laso

Partner

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 08/24/2011

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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